Exhibit 99.1

Province of Nova Scotia

(Canada)

This description of the Province of Nova Scotia is dated as of December 10, 2025, and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2025.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

Page
Provincial Debt
Funded Debt	42
Derivative Financial Instruments	43
Debt Maturities and Sinking Funds	43
Current Liabilities	44
Guaranteed Debt	45
Pension Funds	46
Public Sector Debt
Public Sector Funded Debt	49
Certain Crown Corporations and Agencies
Sydney Steel Corporation and Sydney Tar Ponds Agency	51
Nova Scotia Power Finance Corporation	51
Foreign Exchange	51
Official Statements
Table 1 – Statement of Debentures Outstanding	54

FURTHER INFORMATION

This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2025. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments are available on the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained, without charge, from Province of Nova Scotia, Department of Finance & Treasury Board, Deputy Minister of Finance & Treasury Board, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 10, 2025, the average rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, and was $1.3835. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2025” and “2024-25” refers to the fiscal year ending March 31, 2025, and unless otherwise indicated, “2024” means the calendar year ended December 31, 2024. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF NOVA SCOTIA

Economy	Year Ended December 31
	2020	2021	2022	2023	2024
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$46,165	$51,385	$56,228	$60,487	$65,338
Household Income.	$47,413	$49,752	$52,469	$58,391	$63,322
Capital Expenditures	$3,871	$4,239	$5,180	$5,930	$7,033
Annual Increase in Consumer Price Index	0.3%	4.1%	7.5%	4.0%	2.3%
Population by July 1 (in thousands)	989.2	999.9	1,024.0	1,053.0	1,082.8
Unemployment Rate	9.9%	8.6%	6.6%	6.4%	6.5%

Revenues and Expenses – Consolidated Entity	Fiscal Year Ended March 31
	2021	Restated / Reclassified 2022	Restated 2023	Restated 2024	2025
	(in millions)
Revenues(1)(2)	$11,901.6	$13,641.5	$15,124.0	$16,026.0	$17,729.8
Current Expenses(1)(2)(3)(4)	12,627.5	13,709.0	15,466.4	16,362.6	17,955.9

Surplus (Deficit) from Governmental Units	(725.9)	(67.5)	(342.4)	(336.6)	(226.1)
Net Income from Government Business Enterprises	384.3	406.1	465.3	478.4	490.9

Provincial Surplus/(Deficit)	($341.6)	$338.6	$122.8	$141.7	$264.8

Public Sector Funded Debt	As at March 31
	2021	Reclassified 2022	Reclassified 2023	2024	2025
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt (5)(6)	$16,791.5	$16,579.4	$16,339.7	$17,342.6	$19,051.8
Miscellaneous Debt	10.3	8.3	4.2	3.4	5.0
Sub Total	16,801.8	16,587.7	16,343.9	17,346.0	19,056.9

Total Guaranteed Debt	73.7	64.3	60.6	54.0	47.8
Total Consolidated Entity Funded Debt	16,875.5	16,652.0	16,404.5	17,400.0	19,104.7

Less: Sinking Funds, Public Debt Management Fund, and Repurchased Own Bonds (7)	2,099.8	184.9	105.2	0.0	20.9

Net Public Sector Funded Debt	$14,775.7	16,467.1	16,299.3	17,400.0	19,083.8

Per Capita ($)	$14,937	$16,469	$15,917	$16,524	$17,625
As a Percentage of:
Household Income(8)	31.2%	33.1%	31.1%	29.8%	30.1%
Gross Domestic Product at Current Market Prices	32.0%	32.0%	29.0%	28.8%	29.2%

(1)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

(2)	Restated to reflect Accounting Changes during 2024-2025. See “Government Finance – Accounting Changes to the 2024 Accounts”.

(3)	Restated to reflect Accounting Changes during 2023-2024. See “Government Finance – Accounting Changes to the 2023 Accounts”.

(4)	Restated to reflect Accounting Changes during 2022-2023. See “Government Finance – Accounting Changes to the 2022 Accounts”.

(5)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, unamortized premiums and discounts are included in the carrying value of the related financial instruments. 2022 amounts have been reclassified to reflect this change.

(6)

Upon adoption of PS 3160 – Public Private Partnerships, adopted retroactively on April 1 2023, this standard outlines the accounting, measurement, and disclosure requirements for tangible capital assets and related liabilities acquired through private sector partnerships. As a result, $16.3 million has been reclassified from unmatured debt to accounts payable and accrued liabilities at March 31, 2023. This change has not impacted the consolidated financial operating results.

(7)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, only netting of repurchased own debt instruments is permitted, requiring reclassification of sinking fund assets to investments. 2022 amounts have been reclassified to reflect this change.

(8)

Population as of July 1 of the preceding calendar year Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at market prices are for the previous calendar year.

INTRODUCTION

Overview

The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.

According to estimates issued by Statistics Canada, the population of Nova Scotia was 1.093 million as of July 1, 2025 and represented 2.6% of Canada’s population of 41.7 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the Province, had a population of 0.503 million as of July 1, 2024. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the Province, and is also the location of an important naval base. The Government of Canada also has an extensive shipbuilding project in Halifax that started in 2013. The Halifax Shipyard built six Arctic and Offshore Patrol Ships “AOPS” for the Royal Canadian Navy, to be followed by two AOPS variants for the Canadian Coast Guard and 15 Canadian Surface Combatants for the Royal Canadian Navy under the National Shipbuilding Strategy. The six AOPS have been delivered to the Royal Canadian Navy as of August 2025, and the Coast Guard variants are expected to be delivered by 2027. Construction of River Class Destroyers (the Canadian Surface Combatants) began in April 2025.

Political System

The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. The House of Assembly may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.

The last provincial general election was held on November 26, 2024. The Progressive Conservative Party was elected to a majority government and currently holds 42 seats in the House of Assembly. The official opposition in the House of Assembly is the New Democratic Party with 9 seats, the Liberal Party holds 2 seats, and there are 2 independent member.

The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the King in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.

The Parliament of Canada is composed of the King represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 343-member House of Commons. Nova Scotia currently has 10 Senators representing Nova Scotia in the Senate.

There are three levels of courts in Nova Scotia; provincially appointed courts are grouped together, the Supreme Court and Court of Appeal. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the Province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the Province except those matters or cases expressly excluded by statute. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters.

Constitutional Framework

Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.

The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.

Under the Constitution, each provincial government may exclusively make laws in relation to the following matters:

•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.

The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. The Federal Parliament may exclusively make laws in relation to the following matters:

•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.

In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.

General Issues

Recent Litigation Settlements

In November 2025, court approval was received for two class settlements entered into by the Province. These settlements will result in the Province paying approximately $80 million in the aggregate, including legal fees. Payments will be made by an administrator and are expected to begin in January 2026.

ECONOMY

Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 4,598 miles of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, naval defense, shipbuilding, tourism, transportation and research.

While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as seafood products, pulp and paper products, the provincial economy is also diversified into information age technologies and other goods as diverse as motor vehicle tires and naval shipbuilding.

Export of goods are important to the economy of Nova Scotia as export of goods and services represented 34.4% of Nova Scotia’s nominal Gross Domestic Product at market prices (“GDP”) in 2024, which is below the level of 35.7% in 2023. Of international merchandise exports, approximately 69.4% was exported to the United States.

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

Principal Economic Indicators

The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. For 2020, Nova Scotia’s economy was negatively affected by the COVID-19 pandemic. Nova Scotia’s economy grew in 2021 and nominal GDP at market prices exceeded pre-pandemic levels. In 2024, Nova Scotia’s nominal GDP at market prices was approximately $65.3 billion, or 2.1% of Canada’s GDP. Compared with the levels for 2023, real GDP at market prices in chained 2017 dollars for Nova Scotia increased by 3.1% while GDP in Canada increased by 2.0% in 2024. Total exports of goods and services from Nova Scotia to international and inter-provincial destinations, in 2024 increased by 4.1% in nominal terms from 2023 levels.

Manufacturing sales in 2024 increased by 3.9% for Nova Scotia from 2023 levels compared to a decrease of 1.7% for Canada.

The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2020 through 2024.

SELECTED ECONOMIC INFORMATION

	2020	2021	2022	2023	2024	Compound Annual rate of growth(1) 2020-2024
	(In millions of $ in current prices unless otherwise indicated)
Gross Domestic Product (Nova Scotia)
At Market Prices (2)	$46,165	$51,385	$56,228	$60,487	$65,338	9.1%
Chained 2017 Dollars	$43,513	$46,290	$48,663	$49,819	$51,378	4.2%
GDP at Basic Prices (Chained 2017)	$39,612	$42,167	$44,279	$45,334	$46,708	4.2%
Gross Domestic Product (Canada)
At Market Prices (2)	$2,220,527	$2,535,818	$2,864,159	$2,965,201	$3,108,551	8.8%
Chained 2017 Dollars	$2,128,408	$2,255,059	$2,360,944	$2,407,055	$2,456,310	3.6%
Household Income (Nova Scotia).	$47,413	$49,752	$52,469	$58,391	$63,322	7.5%
Household Income ($ per capita)	$47,932	$49,757	$51,238	$55,452	$58,482	5.1%
Capital Expenditures	$3,871	$4,239	$5,180	$5,930	$7,033	16.1%
Retail Trade.	$16,524	$19,265	$20,605	$21,267	$21,806	7.2%
Value of Manufacturing Sales	$8,788	$10,196	$11,515	$11,958	$12,422	9.0%
Unemployment Rate	9.9%	8.6%	6.6%	6.4%	6.5%
Annual Increase in Consumer Price Index
Nova Scotia	0.3%	4.1%	7.5%	4.0%	2.3%	4.5%
Canada	0.7%	3.4%	6.8%	3.9%	2.4%	4.1%

(1)

Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)

Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies. GDP at Basic Prices represents the value added by each of the factors of production.

Sources: Statistics Canada, Tables 17-10-0005-01, 36-10-0222-01, 36-10-0711-01, 36-10-0226-01, 34-10-0035-01, 20-10-0056-01, 16-10-0048-01, 14-10-0375-01, and 18-10-0005-01.

Recent Developments

Nova Scotia Economy

Nova Scotia’s real GDP grew by 3.1% in 2024 over 2023 levels with an employment growth of 3.2% above the national average growth of 1.9%, while household income increased by 8.4%. This rise in household income was attributable to a number of factors, including 2.9% growth in working-age population, 3.2% employment growth, 5.1% average weekly wage growth, 11.4% increase in property income received, 13.5% rise in net mixed income from unincorporated businesses and a 7.5% rise in current transfer receipts.

In the September 22, 2025 Forecast Update, Nova Scotia’s real GDP is projected to grow by 1.4% in 2025 and by 1.7% in 2026. Nominal GDP is currently projected to grow by 3.7% in 2025 while consumer price inflation has averaged 1.6% so far in 2025. Nova Scotia’s employment was 521,000 in October 2025, which was 800 above its level from October 2024. Nova Scotia’s economic and budgetary outlook remains uncertain resulting from the risks of a potential economic downturn, climate-related events, inflationary pressures, geopolitical events, high interest rates, fiscal consolidation at the Federal level, potential Federal policy changes that reduce immigration, the potential for high tariffs being imposed on all exports from Canada to the U.S. by the U.S. administration, and labor and supply chain constraints. The Province has introduced a $200 million contingency in the current budget. The contingency reflects the potential impact of unanticipated changes in economic growth, revenues, or expenses, mainly as a result of the tariffs that could be imposed by the United States (US) on Canadian goods.

As of July 1, 2025, Nova Scotia’s population increased to 1,093,245 from 1,082,769 as of July 1, 2024.

The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.

RECENT DEVELOPMENTS

		Percentage Change, except where noted
	Period	Nova Scotia	Canada
Population	Jul. 1, 2025/	1.0%	0.9%
	Jul. 1, 2024
Retail Trade (1)	Jan. –Sep. 2025/	3.5%	4.8%
	Jan. –Sep. 2024
Manufacturing Sales (1)	Jan. –Sep. 2025/	3.6%	(0.4%)
	Jan. –Sep. 2024
Housing Starts (all areas) (2)	Jan. –Oct. 2025/	26.1%	5.0%
	Jan. –Oct. 2024
Employment Growth (3)	Jan. –Oct. 2025/	0.6%	1.5%
	Jan. –Oct. 2024
Unemployment Rate (3)	Jan. –Oct. 2025	6.6%	6.9%
	Jan. –Oct. 2024	6.5%	6.3%
Consumer Price Index	Jan. –Oct. 2025/	1.9%	2.0%
	Jan. –Oct. 2024

(1)	Seasonally adjusted.
(2)	These figures represent residential housing starts in both urban and rural areas, seasonally adjusted at annual rates.
(3)	These figures reflect the seasonally adjusted rate of unemployment.

Sources: Statistics Canada, Tables 17-10-0009-01, 20-10-0056-01, 16-10-0047-01, 16-10-0048-01, 34-10-0158-01, 14-10-0287-01, and 18-10-0004-01.

Economic Structure

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

The following table shows the relative contribution of each sector to GDP in basic prices (chained 2017 dollars) for Nova Scotia and Canada for the calendar years indicated.

NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES

(CHAINED 2017 DOLLARS)

						Compound Annual Rate of Growth	% of GDP in Basic Prices,
	2020	2021	2022	2023	2024	2020-2024	2024
	(In millions)
Primary Sector:							Nova Scotia	Canada
Agriculture, Forestry, Fishing, and Hunting	$1,177	$1,229	$1,218	$1,190	$1,154	(0.5%)	2.0%	1.8%
Mining and Oil, and Gas Extraction	$284	$219	$249	$238	$169	(12.2%)	0.4%	5.1%
Utilities	$858	$879	$884	$877	$910	1.5%	1.8%	2.0%

	$2,319	$2,327	$2,352	$2,305	$2,232	(0.9%)	4.2%	8.9%

Secondary Sector:
Construction	$2,413	$2,776	$3,137	$3,050	$3,313	8.2%	7.0%	7.3%
Manufacturing	$2,920	$3,252	$3,162	$3,137	$3,331	3.3%	6.9%	9.2%

	$5,333	$6,028	$6,300	$6,187	$6,644	5.6%	13.9%	16.5%

Service Sector:
Transportation and Warehousing	$1,060	$1,114	$1,339	$1,381	$1,485	8.8%	3.4%	4.5%
Wholesale Trade	$1,290	$1,354	$1,394	$1,382	$1,430	2.6%	3.0%	5.3%
Retail Trade	$2,658	$2,886	$3,016	$3,170	$3,211	4.8%	6.4%	5.1%
Finance and Insurance	$2,369	$2,593	$2,631	$2,703	$2,779	4.1%	5.9%	7.4%
Real Estate, rental and leasing(1)	$6,716	$6,817	$7,215	$7,427	$7,670	3.4%	18.2%	13.2%
Management of Companies	$49	$30	$22	$15	$11	(32.0%)	0.0%	0.0%
Professional, scientific and technical services	$1,866	$2,034	$2,320	$2,406	$2,433	6.9%	5.1%	7.3%
Administrative and support, waste management and remediation services	$759	$820	$873	$888	$891	4.1%	2.0%	2.6%
Information and Cultural Industries	$1,313	$1,427	$1,503	$1,567	$1,586	4.8%	3.0%	3.4%
Education Services	$2,780	$2,936	$2,956	$3,073	$3,098	2.7%	6.5%	5.6%
Health Care and Social Assistance	$4,405	$4,540	$4,726	$4,949	$5,158	4.0%	11.1%	8.1%
Accommodation and Food Services	$690	$870	$1,115	$1,171	$1,255	16.1%	2.6%	2.0%
Arts, entertainment, and recreation	$154	$190	$229	$253	$238	11.5%	0.5%	0.8%
Other Services (except Public Administration)	$731	$803	$889	$917	$930	6.2%	2.0%	2.0%
Public Administration	$5,143	$5,461	$5,458	$5,601	$5,701	2.6%	12.4%	7.4%

	$31,983	$33,873	$35,685	$36,902	$37,875	4.3%	81.9%	74.6%

Gross Domestic Product at Basic Prices	$39,612	$42,167	$44,279	$45,334	$46,708	4.2%	100.0%	100.0%

Source: Statistics Canada, Tables 36-10-0400-01, 36-10-0711-01, 36-10-0434-01.

(1)	Includes imputed values of output from owner-occupied housing.

Population and Labor Force

According to estimates by Statistics Canada, at July 1, 2025, the population of Nova Scotia was 1.093 million or 2.6% of Canada’s population of 41.7 million. Over the period July 2020 to July 2024, the population of Nova Scotia grew by a compounded annual rate of 2.3%, faster than growth of 2.1% for Canada. Nova Scotia’s labor force increased at a compounded annual rate of 2.9% compared to an increase of 2.6% for Canada for the 2020 to 2024 calendar year period.

According to Statistics Canada data for 2024, the Province’s labor force averaged 557,500 persons, representing 61.8% of the population 15 years of age and over. The figures for the calendar year 2024 show a rise in the unemployment rate to 6.5% from a rate of 6.4% in 2023. The number of unemployed persons increased by 1,900 from 2023 to 2024.

Nova Scotia’s unemployment rate was 6.7% in October 2025, on a seasonally adjusted basis, which was higher than the October 2024 level of 6.3%. The unemployment rate over the same period for Canada increased to 6.9% from 6.6% one year earlier. The unemployment rate for Nova Scotia in October 2025 reflects an increase of 0.7 % in the labor force from a year earlier, a 8.4% increase in the number of individuals unemployed and a 0.2% increase in the number of individuals employed, compared to the same month in 2024.

The following table sets forth Nova Scotia’s population and labor force for the 2020 to 2024 calendar years.

POPULATION AND LABOR FORCE

	2020	2021	2022	2023	2024	Compound Annual Rate of Growth 2020-2024
	(In thousands unless otherwise indicated)
Total Population (July 1)	989.2	999.9	1,024.0	1,053.0	1,082.8	2.3%
Population 15 Years of Age and Over	822.2	832.9	852.7	876.8	902.0	2.3%
Labor Force	496.5	520.2	526.6	539.6	557.5	2.9%
Labor Force Employed	447.2	475.5	492.1	505.3	521.3	3.9%
Labor Force Unemployed	49.4	44.7	34.5	34.3	36.2	(7.5%)
Participation Rate (%):
Nova Scotia	60.4%	62.5%	61.8%	61.5%	61.8%
Canada	64.4%	65.5%	65.5%	65.8%	65.5%
Unemployment Rate (%):
Nova Scotia	9.9%	8.6%	6.6%	6.4%	6.5%
Canada	9.7%	7.5%	5.3%	5.4%	6.3%

Sources: Statistics Canada, Tables 17-10-0009-01, 14-10-0327-01.

The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2019 through 2023, and the compound annual rate of growth over the period 2020 to 2024.

EMPLOYMENT BY INDUSTRY

	2020	2021	2022	2023	2024	Compound Annual Rate of Growth 2020-2024

	(In thousands)
Agriculture	6.1	6.4	5.1	5.4	3.7	(11.7%)
Forestry, Fishing, Mining, Oil, and Gas	11.2	11.4	10.1	9.7	10.6	(1.4%)
Utilities	4.1	5.1	4.6	3.1	4.3	1.2%
Construction	33.8	36.3	43.5	38.7	42.3	5.8%
Manufacturing	33.2	33.9	36	37.6	35.5	1.7%
Wholesale and Retail Trade	69.6	72.8	75	79.3	78.8	3.2%
Wholesale Trade	11.9	13.1	12.3	13.7	15.7	7.2%
Retail Trade	57.7	59.7	62.8	65.6	63.1	2.3%
Transportation and Warehousing	19.1	25.2	20.8	21.9	21.8	3.4%
Finance, Insurance, Real Estate, and Leasing	23.5	25.8	27.5	30.1	30.3	6.6%
Professional, Scientific, and Technical Services	30	33.8	38.6	39.2	35.9	4.6%
Business, Building and Other Support Services	18.5	18.7	19	17.8	16.7	(2.5%)
Educational Services	36.2	37.2	37.1	39	43.1	4.5%
Health Care and Social Assistance	72.5	79.2	80.9	79.1	83.3	3.5%
Information, Culture, and Recreation	15.2	13.7	16.4	19.5	19.9	7.0%
Accommodation and Food Services	28.3	28.3	28.1	30.2	34.8	5.3%
Other Services	16.7	17.2	17.9	21.1	21.7	6.8%
Public Administration	29.3	30.5	31.6	33.6	38.5	7.1%
Total - All Industries	447.2	475.5	492.1	505.3	521.3	3.9%

Source: Statistics Canada, Table 14-10-0023-01.

Income and Prices

Household income in Nova Scotia increased 8.4% to $63.3 billion in 2024 from 2023 and average weekly wages in 2024 were $1,121.4, up 5.1% from the level in 2023. Growth in average weekly wages in 2024 was broad based, with all sectors except Real Estate and Rental and Leasing as well as Public Administration experiencing growth over the previous year.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2020 through 2024 as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada. On an annual basis in 2024, Nova Scotia’s CPI increased by 2.3% from 2023, while Canada’s CPI increased by 2.4% from 2023.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	2020	2021	2022	2023	2024	Compound Annual Rate of Growth 2020-2024
	Aggregate (Percent Increase Over Previous Year)
Nova Scotia
Average Weekly Earnings	6.7%	1.6%	4.0%	4.8%	5.1%	3.8%
CPI	0.3%	4.1%	7.5%	4.0%	2.3%	4.5%
Canada
Average Weekly Earnings	6.6%	3.1%	3.1%	3.4%	4.6%	3.5%
CPI	0.7%	3.4%	6.8%	3.9%	2.4%	4.1%

Sources: Statistics Canada, Tables 14-10-0204-01 and 18-10-0005-01.

Capital Expenditures

Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.

The following table sets forth capital expenditures for the 2021 to 2024 calendar years and investment spending intentions for 2025.

CAPITAL EXPENDITURES (1)

	2021	2022	2023	2024(2)	2025(3)

	(in millions)
Agriculture, forestry, and fishing	$165	x	$274	$155	$145
Mining & oil and gas extraction.	$80	$45	x	x	x
Utilities	$496	$642	$597	$795	$911
Construction	$191	$353	$438	$481	$509
Manufacturing	$380	$398	$434	$481	$325
Wholesale trade	$86	$89	$86	$88	$95
Retail trade	$188	$188	$244	$248	$230
Transportation & warehousing	$318	$348	$489	$559	$527
Information & cultural industries	x	$349	x	$229	$233
Finance & insurance	x	x	x	$30	$63
Real estate and rental and lending	$280	$230	$285	$306	$282
Professional, scientific & technical services	$60	$41	$63	$68	$56
Management of companies and enterprises	$7	x	x	x	x
Administrative support, waste management and remediation services	$63	$163	$212	$109	$50
Educational services	$292	$311	$385	$443	$494
Health care and social assistance	$195	$315	$390	$689	$915
Arts, entertainment and recreation	$55	x	$83	$103	$112
Accommodation and food services	x	$63	$53	$77	$84
Other services (except public administration)	$27	$31	x	x	$31
Public administration	$932	$1,334	$1,386	$2,087	$2,336

Total	$4,239	$5,180	$5,930	$7,033	$7,439

Private Sector	$2,558	$2,983	$3,502	$3,570	$3,387
Public Sector	$1,681	$2,197	$2,428	$3,463	$4,052

Total	$4,239	$5,180	$5,930	$7,033	$7,439

Construction	$2,434	$3,157	$3,440	$4,017	$4,821
Machinery and Equipment	$1,805	$2,023	$2,490	$3,016	$2,618

Total	$4,239	$5,180	$5,930	$7,033	$7,439

(1)

Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”), x – suppressed by Statistics Canada to meet the confidentiality requirements of the Statistics Act or too unreliable to be published by Statistics Canada

(2)	Preliminary Actual.
(3)	Investment Intentions.

Source: Statistics Canada, Tables 34-10-0035-01 and 34-10-0038-01.

According to the “Annual Capital and Repair Expenditures Survey,” capital expenditure intentions show a 5.8% increase for Nova Scotia in 2025 from 2024, reflecting expectations of increases across several service-producing industries, including wholesale trade, information and culture, finance and insurance, educational services, healthcare and social services, arts, entertainment and recreation, accommodation and food services, and public administration. Capital investment intentions are also higher for utilities and construction. These increases are expected to be offset by decreased capital spending in agriculture and forestry, manufacturing, retail trade, transportation and warehousing, real estate, rental and leasing, professional, scientific and technical services as well as administrative support, waste management and remediation industries. Data was suppressed for mining, oil and gas extraction and company management by Statistics Canada. Capital expenditures as used in this survey, released in February 2025, is defined as the collection of data on intentions for capital investment and expenditures and does not include housing.

Public administration capital spending expectations for 2025 increased 11.9% over 2024 levels to $2,336 billion. This increase in spending is partly attributable to construction of the Queen Elizabeth II infirmary expansion, and work on the Cape Breton Regional Municipality hospital. Cost inflation in the construction sector has also contributed to higher spending expectations in 2025.

According to the “Annual Capital and Repair Expenditures Survey,” capital expenditures showed a 18.6% increase for Nova Scotia in 2024 from 2023, reflecting higher investment levels in all sectors except for mining, quarrying and oil and gas extraction, utilities, manufacturing, information and cultural industries, and other services which excludes public administration. Every other industry reported higher investment levels.

Goods Producing Industries

Manufacturing. The manufacturing industry is the second largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 6.9% of real GDP (basic prices in chained 2017 dollars) in 2024. The gross selling value of manufacturing sales for Nova Scotia in 2024 was $12,422.4 million. Between 2020 and 2024, manufacturing sales grew at a compounded annual rate of increase of 9.0% over the period. This compares with an increase of 8.6% for Canada over the same period.

The employment level in the manufacturing sector in 2024 was 35,500, a decrease of 2,100 from 2023. The manufacturing sector employed 6.8% of all workers in Nova Scotia in 2024, compared to 8.9% in Canada. Most of the employment in the manufacturing sector occurs outside of the province’s largest urban center (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the province.

The United States is the primary market for Nova Scotia’s international total merchandise exports. In 2024, $4.60 billion or 69.4% of the value of Nova Scotia’s international total exports went to the United States.

Construction. The construction industry was the largest goods-producing industry in Nova Scotia in 2024. The sector’s contribution to GDP (basic prices) was 7.0% of total GDP. Construction activity accounted for 57.1% of total capital expenditures in 2024. Compounded annually capital construction expenditures in Nova Scotia increased 15.6% for the 2020 to 2024 period, as compared to a 10.4% increase for Canada.

Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia increased by 3.1% in 2024 over 2023 levels, compared to an increase of 2.1% at the national level over the same period.

Housing price growth in Halifax was slow from 2014 to 2018 but picked up somewhat in 2018 and 2019 before accelerating in 2020 until 2023. Price increases have slowed in 2024, and while Halifax is no longer a leader in housing affordability, RBC’s December 2024 Focus on Canadian Housing show that it remains more affordable than the Canadian average.

Nova Scotia’s aging demographics and immigration has driven a shift in demand away from single-detached housing toward multiple-unit construction intended for the rental market. Housing starts have lagged the rising population and household formation rates in the Province over the past five years. Most of the construction has been in Halifax where population growth rates have been higher.

HOUSING STARTS, ALL AREAS, NOVA SCOTIA

	2020	2021	2022	2023	2024
Single-detached	1,914	2,253	2,249	2,099	2,079
Multiples.	2,951	3,722	3,465	5,060	5,302
Semi-detached	386	405	248	296	384
Row	260	353	335	318	598
Apartment and other unit type	2,305	2,964	2,882	4,446	4,320

Total units	4,865	5,975	5,714	7,159	7,381

Source: Statistics Canada, Table 34-10-0135-01.

Employment in the construction sector during 2024 was 42,300, an increase of 3,600 persons from levels in 2023. Nova Scotia housing starts increased 3.1% in 2024, with the increase heavily concentrated in apartments. This increase was driven by rapid population growth, particularly in Halifax, as well as the expected continued easing of borrowing conditions and cost inflation.

Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources. The primary fishing sector contributed $626.8 million (in chained 2017 dollars) to the Province’s GDP in 2024, a decrease of 7.6 % from 2023 levels. Seafood processing contributed a further $434.7million (in chained 2017 dollars) to the Province’s GDP in 2024, an increase of 24.8% from 2023 levels.

Nova Scotia’s fish landings had a value of $1,348.5 million in 2023, and total volume of commercial fish landings increased by 1.4% in 2023 from the level in 2022. The impact of fishing on the Province’s GDP is also seen in the manufacturing segment, which includes fish processing. Lobster is the predominant species and represented 60.9% of the total landed value in 2023. Scallop (12.9%), Queen Crab (5.7%), Halibut (5.3), and Shrimp (5.1%) made up the next largest portions of landed values in 2023.

Nova Scotia was the largest exporter of fresh and processed seafood in 2024 among all provinces, at $2.4 billion. The United States is Nova Scotia’s top destination, representing 52.0% of fresh and processed seafood exports in 2024. Nova Scotia exports to over 60 countries including China, Japan, France, Hong Kong, South Korea, Belgium, Spain, the United Kingdom and the Netherlands. The export value of seafood in 2024 decreased by 4.2% compared to the total value in 2023.

The following table sets forth information with respect to the value of fish landings in Nova Scotia for the calendar years 2019 through 2023, and the value of exports of fresh and processed fish, including the value of exports of major species, for the calendar years 2020 through 2024.

FISHING AND FISH PROCESSING INDUSTRY

	2019	2020	2021	2022	2023
Value of Fish Landings (in millions)	$1,510	$1,122	$1,685	$1,660	$1,348

	2020	2021	2022	2023	2024
Value of Exports of fresh and processed fish (in millions)	$1,970	$2,471	$2,566	$2,419	$2,317
Lobster	$1,009	$1,347	$1,326	$1,286	$1,308
Crab	$237	$351	$346	$227	$220
Scallops	$147	$171	$203	$230	$208
Halibut	$101	$116	$129	$128	$126
Shrimp	$151	$145	$158	$156	$83

Sources: Department of Fisheries and Oceans, Innovation, Science and Economic Development Canada.

Mining and Mineral Exploration The preliminary value of mineral production (excluding oil and gas) in Nova Scotia was $287.8 million in 2024, a decrease of 9.7% from 2022 levels (2023 data was suppressed.) Mineral production decreased in 2024 after the Atlantic Gold mine ended active mining operations in 2023.

Real GDP in mining and quarrying, including the oil and gas industries, decreased by 29.3% in 2024 from 2023; (real GDP in the oil and gas extraction industry was $0 in both 2023 and 2024). The industry employed 2,100 persons in 2024.

Agriculture Real GDP in 2024 in the crop and animal production sector increased by 1.9% compared to 2023. Total farm cash receipts in 2024 increased by 4.3%, comprised of an increase in livestock of 4.9%, an increase in crop receipts of 7.7%, partially offset by a decrease in direct payments of 26.7% (these are primarily government support payments and crop insurance). The number of people employed in the agricultural sector stood at 3,700 persons in 2024, a decrease of approximately 1,700 persons from 2023. The major components of agricultural production in Nova Scotia include dairy products, cannabis, apples, blueberries, cattle, field vegetables, floriculture/nursery and eggs.

Forestry In 2024, Statistics Canada reported the value of manufacturing shipments for wood products was $494.0 million, an increase of 6.5% over 2023. The forestry and logging and support sector employed 1,600 workers in 2024, an increase of approximately 600 persons over 2023. In 2024, the total Provincial harvest of solid wood was 2,322,413 cubic meters, a decrease of 1.6% from 2023. Of this amount, 51,921 cubic meters or 2.2% was exported.

Lumber shipments in 2024 were 0.991 million cubic meters, an increase of 11.8% over 2023 levels. Export sales of wood products decreased 8.9% in 2024 from 2023. The largest export destination for wood products is the United States (79.7% of exports in 2024), and the value of wood product exports to the US decreased by 7.8% in 2024 compared to 2023. In January 2020, Northern Pulp ceased production and export of wood pulp. In 2024, Nova Scotia’s export sales for paper products (including converted paper) increased by 11.1% to $306.5 million.

Exports

The total value of exports of goods and services from Nova Scotia in 2024, under Statistics Canada’s Provincial Economic Accounts data system, stood at $22,465 million, resulting in an annual compound growth rate of 10.1% over the 2020 to 2024 period. The value of exports of goods and services represented 34.4% of the total value of Nova Scotia’s GDP in 2024.

Of the $22,465 million in exports of goods and services, 50.8%, or $11,415 million, was shipped to other countries, leaving 49.2% or $11,050 million as exports to other provinces within Canada. Exports of goods accounted for 56.7% of the total exports while exports of services accounted for 43.3%. Most of the goods are exported to other countries (58.2%), while services are mostly exported to other provinces (58.9%).

Over the 2020 to 2024 period, the total value of exports of goods had an annual compound rate of growth of 9.0% compared to a growth rate of 11.6% for the total value of export of services.

Statistics Canada reports in their Provincial Economic Accounts that the total value of international exports of goods in 2024 was $7,414 million, experiencing an annual compound rate of growth of 7.4% since 2020. The Provincial Economic Accounts figure can be contrasted with Nova Scotia’s international merchandise domestic exports of goods based on customs clearing data that amounted to $6,634.5 million in 2024. The Provincial Economic Accounts adjusts the customs data for other costs such as transportation margins and duties. Additionally, “domestic” international exports do not include exports from the Province that originated outside the Province.

According to the Bank of Canada, during the years 2020, 2021, 2022, 2023, and 2024, the annual average Canadian dollar/US dollar exchange rates were $1.3415, $1.2535, $1.3013, $1.3497, and $1.3698, respectively.

The following table sets forth categories of Selected Trade indicators for the calendar years 2020 through 2024.

SELECTED TRADE INDICATORS (in millions)

	2020	2021	2022	2023	2024
Exports of goods to other countries	$5,579	$6,666	$7,176	$7,111	$7,414
Export of services to other countries	$2,206	$2,464	$3,261	$3,720	$4,001

Exports to other countries	$7,785	$9,130	$10,437	$10,831	$11,415

Exports of goods to other provinces	$3,448	$3,860	$4,992	$5,311	$5,315
Export of services to other provinces	$4,076	$4,523	$5,323	$5,435	$5,735

Exports to other provinces	$7,524	$8,383	$10,315	$10,746	$11,050

Total Exports of goods and services:	$15,309	$17,513	$20,752	$21,577	$22,465

Imports of goods from other countries	$11,364	$13,325	$15,547	$15,885	$15,936
Import of services from other countries	$1,739	$1,908	$2,357	$2,934	$3,163

Imports from other countries	$13,103	$15,233	$17,904	$18,819	$19,099

Imports of goods from other provinces	$6,058	$6,908	$7,764	$7,610	$8,039
Imports of services from other provinces	$8,499	$9,557	$10,845	$11,450	$12,234

Imports from other provinces	$14,557	$16,465	$18,609	$19,060	$20,273

Total Imports of goods and services:	$27,660	$31,698	$36,513	$37,879	$39,372

Trade Balance	($12,351)	($14,185)	($15,761)	($16,302)	($16,907)

Source: Statistics Canada, Table 36-10-0222-01.

The following two tables sets forth Nova Scotia’s top international merchandise exports by industry and the top imports by product for the calendar years 2020 through 2024, and the compound annual growth rate over the 2020 to 2024 period.

INTERNATIONAL MERCHANDISE EXPORTS BY INDUSTRY

	2020	2021	2022	2023	2024	Compound Annual Rate of Growth 2020-2024

	(in millions)
Tire manufacturing	$1,000	$1,197	$1,192	$1,270	$1,425	9.3%
Fishing	$1,003	$1,285	$1,279	$1,303	$1,292	6.5%
Seafood product preparation and packaging	$1,021	$1,235	$1,303	$1,115	$1,065	1.1%
Paper mills	$196	$250	$295	$255	$289	10.2%
Recyclable metal merchant wholesalers	$76	$141	$128	$137	$173	22.9%
Frozen food manufacturing	$174	$160	$232	$186	$172	(0.2%)
Sawmills and wood preservation	$192	$271	$239	$169	$156	(5.0%)
Navigational, measuring, medical and control instruments manufacturing	$78	$90	$136	$128	$113	9.8%
Laminated plastic plate, sheet (except packaging), and shape manufacturing	$64	$86	$103	$87	$90	8.8%
Plastic packaging materials and unlaminated film and sheet manufacturing	$91	$87	$83	$79	$89	(0.5%)
Sub-Total	$3,894	$4,803	$4,991	$4,729	$4,865	5.7%

Other	$1,328	$1,409	$1,613	$1,762	$1,770	7.4%

Grand Total	$5,222	$6,212	$6,604	$6,492	$6,634	6.2%

Source: Innovation, Science and Economic Development Canada, 5-digit NAICS codes.

INTERNATIONAL MERCHANDISE IMPORTS BY PRODUCT

	2020	2021	2022	2023	2024	Compound Annual Rate of Growth 2020-2024

	(in millions)
Motor Vehicles For Passenger Transport (Other than Buses/Public Transport)	$2,569	$3,244	$4,239	$5,018	$5,006	18.1%
Petroleum Oils and Oils Obtained From Bituminous	$490	$794	$955	$1,186	$966	18.5%
Motor Vehicles For The Transport of Goods	$182	$186	$299	$445	$471	26.8%
Cruise ships, cargo ships, barges & sim vessels for the transportation of persons/goods	$0	$4	$77	x	$252	610.3%
Coal; Briquettes, Ovoids and Similar Solid Fuels	$94	$197	$380	$256	$206	21.8%
Human blood; animal blood for theraputic use etc; antisera etc; vaccines, toxins etc	$0	$0	$26	$1	$179	584.5%
Self-propelled Bulldozers / angledozers / graders / excavators/shovel loaders, etc	$100	$135	$242	$259	$172	14.6%
Moving, Grading, Scraping or Boring Machinery	$126	$197	$165	$237	$158	5.7%
Tractors, Other Than Tractors of Heading No 8709	$58	$103	$145	$183	$156	28.2%
Natural rubber, balata, gutta-percha, etc,	$92	$117	$131	$80	$128	8.5%
Sub-Total	$3,711	$4,978	$6,657	$7,664	$7,694	20.0%

Other	$4,644	$4,319	$4,294	$3,886	$3,957	(3.9%)

Grand Total(1)	$8,356	$9,296	$10,951	$11,551	$11,652	8.7%

Source: Innovation, Science and Economic Development Canada, HS4 codes.

Merchandise imports by commodity are assessed based on their port of clearance, rather than their intended destination in Canada (or beyond). Of note in the table on imports into Nova Scotia by product grouping is the large amount of motor vehicles for passenger transport. Most of these vehicles arrive from Europe and are then shipped across Canada.

The following tables show top export destinations and import sources. The ranking for the top countries is based on their value in 2024, but the same countries are shown for all five years.

INTERNATIONAL MERCHANDISE EXPORTS BY TOP 10 COUNTRIES

	2020	2021	2022	2023	2024
	(in millions)
United States	$3,370	$3,973	$4,334	$4,378	$4,603
China	$653	$724	$730	$773	$693
Netherlands	$100	$113	$108	$83	$122
United Kingdom	$77	$91	$118	$96	$98
Korea, South	$104	$131	$122	$91	$97
Japan	$87	$110	$106	$96	$94
India	$64	$61	$99	$106	$89
France (incl. Monaco, French Antilles)	$89	$108	$128	$112	$80
Germany	$54	$52	$71	$43	$60
Belgium	$59	$92	$78	$57	$60
Sub-total	$4,657	$5,455	$5,894	$5,835	$5,996

Others	$565	$757	$710	$657	$639

Total All Countries(1)	$5,222	$6,212	$6,604	$6,492	$6,634

Source: Innovation, Science and Economic Development Canada.

INTERNATIONAL MERCHANDISE IMPORTS BY TOP 10 COUNTRIES(1)

	2020	2021	2022	2023	2024
	(in millions)
Germany	$1,864	$2,319	$3,269	$3,754	$3,716
United Kingdom	$716	$831	$857	$1,115	$1,130
China	$514	$430	$701	$602	$760
Cuba	$568	$672	$942	$755	$602
Slovakia	$261	$326	$460	$543	$547
United States	$603	$562	$666	$683	$531
Belgium	$1,372	$1,163	$420	$522	$516
Sweden	$250	$404	$296	$389	$386
Netherlands	$215	$192	$360	$603	$340
Finland	$194	$305	$308	$335	$275
Sub-total	$6,556	$7,204	$8,279	$9,301	$8,803

Others	$1,799	$2,092	$2,672	$2,250	$2,848

Total All Countries	$8,356	$9,296	$10,951	$11,551	$11,652

Source: Innovation, Science and Economic Development Canada.

(1)

Merchandise trade data on a customs basis reports imports based on their province of clearance. Much of the value of goods cleared at Nova Scotia ports is not in fact destined for Nova Scotia customers and as such does not reflect the nature of economic relationship between the Province and the countries listed as major import sources. For example, Halifax has a significant auto port at which a large number of high valued cars from Germany (and elsewhere in Europe) are cleared, loaded onto trains and shipped elsewhere in North America.

The United States renegotiated the North American Free Trade Agreement (“NAFTA”) with Canada and Mexico replacing NAFTA with the United States Mexico Canada Agreement (“USMCA”). The Canadian Parliament approved the USMCA on March 13, 2020, and the USMCA came into effect on July 1, 2020. The Province believes that the USMCA, as negotiated and approved, has not had a significant impact on Nova Scotia’s trade with the United States. The imposition of tariffs by the United States on certain goods exported to the United States from Canada is not likely to have a significant impact on exports from Nova Scotia to the United States as Nova Scotia based businesses are not significant exporters of such goods to the United States market.

After the United States, China is the second largest destination of Nova Scotia goods exports. The bulk of Nova Scotia exports to China destination are seafood, metal products and industrial machinery parts. In March 2025, China imposed 25% tariffs on Canadian seafood products.

After China, the European Union is the third largest destination of Nova Scotia goods exports. The bulk of Nova Scotia exports to European Union destinations are fish and agricultural products as well as aerospace parts.

Service Sector

Overview. The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.

The Halifax region accounted for 55.7% of the total employment in Nova Scotia in 2024 producing an unemployment rate of 5.5% for 2024 compared to the 6.5% unemployment rate for the Province as a whole, and a 6.3% unemployment rate for Canada.

The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2020 through 2024.

SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2020	2021	2022	2023	2024
Wholesale trade	3.7%	3.9%	4.0%	3.7%	3.6%
etail trade	8.0%	8.3%	8.2%	8.2%	7.9%
Transportation and warehousing(1)	3.9%	3.8%	4.1%	4.1%	4.2%
Information and cultural industries	4.0%	4.1%	3.9%	3.8%	3.6%
Finance and insurance	7.3%	7.6%	7.3%	7.0%	7.1%
Real estate and rental and leasing	20.9%	20.2%	20.7%	21.5%	22.2%
Professional, scientific and technical services	5.8%	6.0%	6.4%	6.4%	6.2%
Management of companies and enterprises	0.1%	0.1%	0.1%	0.0%	0.0%
Administrative and support, waste management and remediation services	2.5%	2.5%	2.6%	2.6%	2.5%
Educational services	8.6%	8.4%	8.0%	7.9%	7.9%
Health care and social assistance	14.1%	13.5%	13.1%	13.1%	13.5%
Arts, entertainment and recreation	0.5%	0.5%	0.6%	0.7%	0.6%
Accommodation and food services	2.0%	2.3%	3.0%	3.1%	3.1%
Other services (except public administration)	2.3%	2.4%	2.4%	2.4%	2.4%
Public administration	16.2%	16.5%	15.6%	15.5%	15.1%

Total (2)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation
(2)	Numbers may not add up due to rounding.

Source: Statistics Canada, Table 36-10-0400-01.

Trade. In 2024, wholesale merchants’ sales increased 4.5% and retail sales increased by 2.5% in Nova Scotia compared to an increase of 0.2% and an increase of 1.6% respectively in Canada over 2023 levels. The value of retail sales in 2024 in Nova Scotia was $21.8 billion and real GDP from retail trade grew by 1.3%. Employment in the wholesale sector and retail sector in Nova Scotia stood at 15,700 and 63,100 persons respectively in 2024. This represents an increase of approximately 2,000 persons in the wholesale sector, and a decrease of 2,500 persons in the retail sector, compared to 2023.

In 2024, the wholesale sector had a real GDP an increase of 3.5% compared to 2023. The combined wholesale and retail trade sector accounted for 9.9% of the total value of real GDP at basic prices for the province in 2024.

Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

The sector’s real GDP (chained 2017 dollars) in 2024 increased by 7.5% over 2023. In 2024, the sector employed about 21,800 persons, a decrease of 100 persons over 2023.

Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s fourth largest container port and is capable of handling fully laden Post-Panamax vessels. Halifax’s south end container terminal can simultaneously berth and service two post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2024 was 4.8 million metric tonnes. In 2024, containerized cargo tonnage amounted to 4.3 million metric tonnes. The Port of Halifax handled 509 thousand TEU (twenty-foot equivalent units) in 2024, down 6.8% from the number in 2023. Non-containerized cargo accounted for approximately 0.49 million metric tonnes. Non-containerized cargo consists of Bulk cargo (chiefly consisting of petroleum products and gypsum), Ro/Ro (roll-on/roll-off) and break-bulk. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax had 201 cruise vessels visit in 2024, a 12.9% increase from 2023, following two years of zero visitation due to pandemic-related restrictions.

Tourism. Tourism activity declined slightly in 2024 following strong growth in 2023. In 2024 there were total 2.05 million visitors to Nova Scotia, a decrease of 1.2% from 2023. Overall in 2024, the majority of visitors, 86.5%, came from Canada, while 9.2% came from the United States, and 4.2% came from overseas. About 61.2% of visitors to Nova Scotia travelled by road with the remaining 38.8% arriving by air. In 2024, the number of room-nights sold for fixed roof accommodations decreased by 0.6% from 2023 levels.

Energy

Nova Scotia is no longer a producer of natural gas as the two former producers, Sable Offshore Energy Project and the Deep Panuke Project, both ceased production in 2018. There is currently no exploration activity for petroleum resources in the Nova Scotia offshore region.

The majority of electricity generated in Nova Scotia is from coal and oil-fired facilities. Overall total electricity production from utilities and independent power producers in Nova Scotia for 2024 was 9,454 gigawatt hours, a 5.5% increase in production over 2023. Total hydro, tidal, wind and solar generation for 2024 was 2,437 gigawatt hours, a 3.5% increase over 2023. The Province of Nova Scotia’s regulations require that 40% of the Province’s electricity supply come from renewable sources (wind, solar, tidal and biomass technology) by 2020, with Nova Scotia Power reporting that 40.5% of electricity generated in 2024 was from renewable sources. Nova Scotia Power has a goal to reach 80% renewable energy by 2030, while phasing out coal-powered generation. The Muskrat Falls and related infrastructure reached key commercial operational milestones in 2024, demonstrating the ability of the electrical grids in Newfoundland and Nova Scotia to transfer 500MW continuously over the Maritime Link. The Province also completed a successful procurement process for more than 312MW of new wind energy that will come online in early 2026, providing approximately an additional 12% renewable electricity for all customers.

ELECTRIC POWER GENERATION (MEGAWATT HOURS)

	2020	2021	2022	2023	2024
Hydro, Tidal, Wind, Solar and other	2,118,187	2,065,726	2,302,224	2,354,794	2,437,251
Thermal generation	7,426,287	7,229,402	6,738,445	6,603,169	7,016,783

Total	9,544,474	9,295,128	9,040,669	8,957,963	9,454,034

Source: Statistics Canada, Table 25-10-0020-01.

GOVERNMENT FINANCE

Overview

Under the Canadian Constitution, the Province of Nova Scotia is granted certain exclusive powers, including the power to impose direct taxation within the Province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.

Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Under the incorporating legislation, municipalities and municipal enterprises long-term capital requirements are subject to the approval of the Minister of Municipal Affairs and Housing of the Province and must be made through the Nova Scotia Municipal Fund, except for borrowings from the Federal Government, the Province, another municipality, or their agencies. The municipalities may carry debt with financial institutions until long-term financing is arranged with the Nova Scotia Municipal Fund. The Nova Scotia Municipal Fund is managed and administered by the Municipal Finance division within the Department of Finance and Treasury Board.

The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the General Revenue Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the General Revenue Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.

Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.

The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. The Auditor General audits the Consolidated Financial Statements of the Province.

On February 18, 2025, the Minister of Finance and Treasury Board submitted the Budget for the fiscal year 2025-26, which is referred to herein as “Estimate 2025”.

Specific Accounting Policies

Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Chartered Professional Accountants (“CPA”) of Canada, supplemented where appropriate by other CPA of Canada and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity

The Government Reporting Entity is comprised of the General Revenue Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Consolidated Financial Statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.

A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corporation.

As a result of government restructuring effective December 1, 2022, the Nova Scotia Gaming Corporation “NSGC” transitioned from a Government Business Enterprise to an Other Government Organization under Public Sector Accounting Standards. As part of this change, NSGC’s three distinct operating segments — Casino Nova Scotia, Atlantic Lottery Corporation, and NSG Corporate Services are accounted for, according to Public Sector Account Standards, as a Government Business Enterprise, a Government Business Partnership and an Other Government Organization, respectively going forward.

A Government Partnership Agreement is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. The Province’s interest in Government Partnership Agreements and business partnerships is accounted for using the modified equity method, as Government Partnership Agreements do not meet the threshold of materiality and cost-benefit to use the proportionate consolidation method.

A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2024-25. For Volume I of the Public Accounts, see Exhibit (1) to the Province’s Form 18-K/A, Amendment No 1 for the fiscal year ended March 31, 2024.

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include federal transfers such as Equalization, Canada Health Transfer, and Canada Social Transfer, as well as interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government. Petroleum Royalties may be reduced by a portion of estimated abandonment cost for the future decommissioning of restoration of offshore field assets.

Expenses

Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates and revised, at least annually.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Consolidated Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.

Measurement uncertainty exists in the Province’s Consolidated Financial Statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, federal and provincial source revenues, and the value of tangible capital assets. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to sales and income taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues. The net book value of tangible capital assets is subject to uncertainty because of differences between estimated useful lives of the assets and their actual useful lives.

Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2024.

Accounting Changes to the 2024 Accounts

Accounting policy changes were made in fiscal year 2024-2025 resulting in restatements and reclassifications for fiscal year 2023-2024 as follows:

Adjustment to Loans Receivable

During the year, the relationship between the Province and its long-term care (LTC) service providers was reassessed. The assessment determined that a direct funding relationship existed with those that have been provided with mortgages from the Province and that the Province benefits and bears certain risks associated with control of the corresponding facilities. As a result, it was determined all loans receivable to LTC service providers recorded within the Department of Growth and Development should have been expensed and the corresponding long-term care facilities should have been recorded as tangible capital assets within the Department of Seniors and Long-Term Care. Consequently, financial assets were overstated, and non-financial assets were understated, inadvertently, dating back to 2003-2004. The Province has recorded this adjustment retroactively. As a result, for fiscal year 2023-24, the opening accumulated deficits increased by $80.2 million, opening net debt increased by $463.6 million, and the provincial surplus decreased by $1.9 million.

Accounting Changes to the 2023 Accounts

Accounting policy changes were made in fiscal year 2023-2024 resulting in restatements and reclassifications for fiscal year 2022-2023 as follows:

Correction to Housing Nova Scotia Unmatured Debt

During the year, the Province determined that unmatured debt recognized by Housing Nova Scotia had been inadvertently overstated dating back to 2014. The Province has recorded the correction retroactively. As a result, for fiscal year 2022-2023, the opening accumulated deficits and net debt decreased by $20.5 million, operating expenses decreased by $7.1 million, and the provincial surplus increased by $7.1 million.

In addition, the Province adopted the following public sector accounting standards effective April 1, 2023:

i) PS 3160 – Public Private Partnerships

Adopted retroactively, this standard outlines the accounting, measurement, and disclosure requirements for tangible capital assets and related liabilities acquired through private sector partnerships. As a result, $16.3 million has been reclassified from unmatured debt to accounts payable and accrued liabilities at March 31, 2023. This change has not impacted the consolidated financial operating results.

ii) PS 3400 – Revenue

Adopted prospectively, this standard defines how to account for and report revenue from exchange and non-exchange transactions. As a result, revenues have increased by $1.0 million for fiscal year 2022-2023, and there has been no impact to the consolidated financial statements of prior years.

iii) PSG-8 – Purchased Intangibles

Adopted prospectively, this guideline allows the recognition of intangible assets purchased through an exchange transaction. There has been no impact to these consolidated financial statements as a result of adopting this guideline.

Accounting Changes to the 2022 Accounts

Accounting policy changes were made in fiscal year 2022-2023 resulting in restatements and reclassifications for fiscal year 2021-2022 as follows:

Reclassification of Other Comprehensive Income from Government Business Enterprises

Prior to the adoption of PS 1201, Financial Statement Presentation, changes in Other Comprehensive Income related to Government Business Enterprises were recognized in the Consolidated Statement of Operations. Upon adoption of PS 1201, Financial Statement Presentation, introducing the Statement of Remeasurement Gains and Losses, the accumulated Other Comprehensive Income amounts recognized in Accumulated Operating Deficits have been reclassified to the new Statement of Remeasurement Gains and Losses. As a result, the opening accumulated operating deficits for fiscal year 2021-2022 have increased by $25.8 million, and $25.8 million was recognized in opening remeasurement gains.

Implementation of PS 3450, Financial Instruments

The Province prospectively adopted PS 3450, Financial Instruments, which requires the simultaneous adoption of PS 1201, Financial Statement Presentation, PS 2601, Foreign Currency Translation, and PS 3041, Portfolio Investments, effective April 1, 2022. These new standards provide comprehensive requirements for the recognition, measurement, presentation, and disclosure of financial instruments and foreign currency transactions. Under PS 3450, all financial instruments, including derivatives, are included on the Consolidated Statement of Financial Position and are measured at either fair value or amortized cost based on the characteristics of the instrument and the accounting policy choices, as described in Note 1 d). Remeasurement gains and losses associated with fair value adjustments are recognized on the new Statement of Remeasurement Gains and Losses. As a result, for the fiscal year 2021-2022, opening net debt decreased by $17.5 million, financial assets increased by $63.3 million, liabilities increased by $45.8 million, and $17.5 million was recognized in opening remeasurement gains.

Implementation of PS 3280, Asset Retirement Obligations

The Province adopted this new public sector accounting standard, effective April 1, 2022, on a modified retroactive basis. The new accounting standard establishes how to account for and report legal obligations associated with the retirement of certain tangible capital assets, such as asbestos removal in retired buildings by public sector entities. As a result, the opening liabilities and net debt for fiscal year 2021-2022 increased by $607.1 million, tangible capital assets increased by $199.0 million, and opening accumulated operating deficits increased by $408.1 million. Amortization expense for fiscal year 2021-2022 increased by $12.2 million and the provincial surplus decreased by $12.2 million.

The financial information with respect to the Province set forth herein has been derived from several sources, including the Consolidated Financial Statements of the Province. Unless otherwise indicated, amounts shown in this document have been restated as described above.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2026” have been taken from the Budget 2025-26 tabled on February 18, 2025. The Budget, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the Estimates reflect only those of the General Revenue Fund. The Provincial surplus / (deficit) includes results of the General Revenue Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE CONSOLIDATED ENTITY

	2021	Restated / Reclassified 2022	Restated / Reclassified 2023	Restated 2024	2025
	(in millions)
Revenues(1)(2)	$11,901.6	$13,641.5	$15,124.0	$16,026.0	$17,729.8

Program Expenses(2)(3)(4)	11,893.3	13,067.9	14,791.0	15,581.9	17,081.4
Debt Servicing Costs(1)	734.2	641.1	675.4	780.7	874.5
Total Expenses	12,627.5	13,709.0	15,466.4	16,362.6	17,955.9

Surplus/(Deficit) from Governmental Units	(725.9)	(67.5)	(342.4)	(336.6)	(226.1)
Net Income from Government Business
Enterprises	384.3	406.1	465.3	478.4	490.9

Provincial Surplus / (Deficit) (2)(5)	(341.6)	338.6	122.8	141.7	264.8

Net Funding Requirements
Deficit/(Surplus)	341.6	(338.6)	(122.8)	(141.7)	(264.8)
Non-Cash Items (2)(3)(6)	(765.0)	(434.8)	(937.6)	(450.6)	(1,138.3)

Operating Requirements	(423.4)	(773.4)	(1,060.4)	(592.3)	(1,403.1)
Loan advances and Investing, net of repayments (7)	(12.3)	1,435.7	(367.1)	235.2	121.9
Acquisition of Tangible Capital Assets (2)(3)	1,208.2	970.9	1,235.4	1,593.5	2,589.4
Sinking Fund Installments and Serial Retirements	17.9	—	—	—	—
Net Refinancing Transactions (8)	1,153.6	1,806.8	1,936.0	499.7	924.7

Net Funding Requirement	1,944.0	3,440.0	1,743.9	1,736.1	2,232.8

Financing of Net Funding Retirement
Change in Cash and Short-term Investments (7)	(478.3)	277.8	2.5	218.2	(365.5)
Debt Issued (4)(6)	2,422.4	3,162.2	1,741.4	1,517.9	2,598.3

Total	$1,944.0	$3,440.0	$1,743.9	$1,736.1	$2,232.8

(1)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

(2)	Restated to reflect Accounting Changes during 2024-2025. See “Government Finance – Accounting Changes to the 2024 Accounts”.
(3)	Restated to reflect Accounting Changes during 2022-2023. See “Government Finance – Accounting Changes to the 2022 Accounts”.
(4)	Restated to reflect Accounting Changes during 2023-2024. See “Government Finance – Accounting Changes to the 2023 Accounts”.
(5)

As of September 22, 2025, the Province’s first budget 2025-26 update is forecasting a deficit of $1,225.4 million for the fiscal year 2025-26. This forecast is a deficit increase of $527.9 million from the Budgeted deficit in the 2025-26 Estimates.

(6)

Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the drawdowns from sinking funds and the Public Debt Management Fund.

(7)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, only netting of repurchased own debt instruments is permitted, requiring reclassification of sinking fund assets to investments. 2022 amounts have been reclassified to reflect this change.

(8)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

Revenue

The following table sets forth the revenue, by source, of the General Revenue Fund, as described in “Government Finance – Specific Accounting Policies” above, for fiscal years 2021 to 2025 inclusive and Budget Estimate for fiscal year 2026, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies”.

REVENUE BY SOURCE FOR GENERAL REVENUE FUND (1)

	2021	Reclassified 2022	2023	Restatement 2024	2025	Budget 2026
	(in millions)
Provincial Sources:
Personal Income Taxes	$2,928.3	$3,124.2	$3,632.1	$3,951.4	$4,471.2	$4,730.9
Corporate Income Taxes	410.9	517.8	728.9	673.8	942.5	836.5
Sales Taxes	1,901.0	2,100.6	2,397.4	2,615.6	2,667.1	2,588.2
Cannabis / vaping tax	9.2	13.3	18.3	20.4	22.1	22.2
Non-Resident Deed Transfer Tax	—	—	11.5	11.2	14.6	27.8
Motive Fuel Taxes	223.8	258.5	263.8	285.8	272.4	284.4
Tobacco Taxes	208.0	181.3	153.4	132.2	108.3	93.3
Offshore License Forfeitures	2.0	124.7	—	—	—	—
Other Provincial Sources	337.2	485.9	436.4	423.2	672.4	425.1
Prior Years’ Adjustments	(166.2)	388.7	929.0	529.4	576.1	—
Registry of Motor Vehicles	137.1	145.2	146.8	149.7	155.3	155.4
TCA Cost Shared Revenue	5.3	1.7	4.7	8.7	8.7	10.3
Other Fees and Charges	51.8	56.6	62.7	63.5	73.4	62.9
Gain on Disposal of Crown Assets	(0.7)	0.1	(1.0)	0.1	8.3	1.7
Interest Revenue(2)(3)	81.2	77.5	117.1	136.4	170.9	188.2
Sinking Funds Earnings(2)	57.8	8.5	11.2	24.4	25.9	27.1
Ordinary Recoveries	366.9	353.6	410.1	545.0	560.6	424.8

Total Provincial Sources	6,553.6	7,838.2	9,322.4	9,570.7	10,749.6	9,879.0

Federal Sources:
Equalization	2,145.9	2,315.3	2,458.4	2,802.8	3,284.3	3,464.8
Canada Health Transfer	1,078.4	1,220.0	1,234.1	1,357.4	1,357.7	1,410.0
Canada Social Transfer	386.9	400.8	416.8	433.5	440.8	449.1
Crown Share	(1.0)	—	—	—	—	—
Offshore Accord	—	130.1	47.8	—	—	—
Other Federal Sources	452.2	109.1	73.1	162.6	167.9	163.5
TCA Cost Shared Revenue	85.4	148.2	82.8	75.8	28.9	28.7
Prior Years’ Adjustments	(2.5)	2.6	(0.4)	7.4	0.5	—
Ordinary Recoveries	341.5	511.2	446.7	612.7	653.4	645.1

Total Federal Sources	4,486.8	4,837.3	4,759.3	5,452.2	5,933.6	6,161.2

Total Revenue	$11,040.4	$12,675.5	$14,081.7	$15,022.9	$16,683.2	$16,040.2

(1)

Revenue by source is presented for the Province’s General Revenue Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance – Summary of Budget Transactions and Borrowing Requirements”.)

(2)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

(3)	Restated to reflect Accounting Changes during 2024-2025. See “Government Finance – Accounting Changes to the 2024 Accounts”.

Provincial Sources

Provincial own-source revenues of the General Revenue Fund for fiscal year 2024-25 totaled $10,749.6 million (representing 64.4% of the General Revenue Fund’s revenues) and were estimated in the Budget to be $9,879.0 million for fiscal year 2025-26, representing 61.6% of the General Revenue Fund’s revenues. The highest representation of provincial own-source revenues during 2024-2025 relative to Budget 2025-2026 is the result of a higher than usual prior year adjustment (“PYA”), as detailed in the Prior Year Adjustment section below. Fiscal year 2024-25 included approximately $576.1 million in PYAs, whereas PYAs are not budgeted. The largest of the Province’s own-source revenue, Personal Income Tax (“PIT”), totaled $4,471.2 million in fiscal year 2024-25 and was estimated in the Budget to increase to $4,730.9 million for 2025-26. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $2,667.1 million for fiscal year 2024-25 and was estimated in the Budget to decrease to $2,588.2 million for fiscal year 2025-26. Corporate Income Taxes (“CIT”) totaled $942.5 million in 2024-25 and was estimated in the Budget to decrease to $836.5 million in 2025-26.

The Federal Government collects several taxes on behalf of the Province, including personal and corporate income taxes, and the HST.

The Province has a tax on income system for both personal and corporate income which is administered by the Canada Revenue Agency through a bilateral agreement. The Provincial personal tax on income is calculated on federally defined taxable income attributable to the Nova Scotia and consists of five income tax brackets. Beginning January 1, 2025, Nova Scotia’s income tax brackets and the more significant non-refundable tax credits are indexed annually based on prior year inflation, subject to approval by order in council. The indexation amount approved for 2025 was 3.1%, and for 2026 it is 1.6%. For tax year 2025, the Province extended an additional $3,000 basic personal amount non-refundable tax credit to all tax filers, as opposed to the previous enhanced credit amount that was not available or reduced over certain income amounts.

For 2025, the tax rate applied to the first income bracket (on taxable income up to $30,507) is 8.79%. The tax rates applied to the second (taxable income between $30,507 and $61,015), third (taxable income between $61,015 and $95,883), fourth (taxable income between $95,883 and $154,650), and fifth (taxable income above $154,650) brackets is 14.95%, 16.67%, 17.5% and 21% respectively.

Effective April 1, 2020, the general corporate income tax rate was lowered from 16% to 14% on corporate taxable income allocated to Nova Scotia under a federally defined formula set out in regulations. Nova Scotia has a lower small business rate, subject to an income threshold for active business income for Canadian Controlled Private Corporations that have taxable capital of less than $15 million. Effective April 1, 2025, the small business rate was lowered from 2.5% to 1.5% and the small business income threshold was increased from $500,000 to $700,000.

The HST is a combined Federal and Provincial tax that is administered by the Canada Revenue Agency. The revenues collected are shared with the Province based on an agreed formula prescribed by a bi-lateral agreement. Effective April 1, 2025, the provincial component of the HST rate is 9%, reduced from 10%, for a new combined rate of 14%, previously 15%. The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. Zero-rated supplies are taxable at a rate of zero percent, meaning there is no HST charged to the purchaser for these goods and services, while allowing the HST registrant supplier to claim an input tax credit to recover any HST they paid to provide those goods and services. Exempt supplies are goods and services that are not subject to HST, but unlike Zero-rated supplies the registrant cannot claim an input tax credit on expenses related to providing exempt goods and services. The Province provides consumer rebates on the provincial component of the HST for residential energy, printed books, first time homebuyers of new residential homes, children’s clothing, children’s footwear, children’s diapers, firefighting equipment, computers for visually and mentally challenged individuals, and exterior renovations to heritage properties. Rebates are also available to municipalities, universities, schools, hospitals, charities and non-profit organizations. In cooperation with the federal government, the Province provides a rebate for the provincial component of the HST charged on multi-unit residential rental property where construction starts after September 13, 2023 and before 2031 and is substantially completed by 2036.

Federal Sources

Federal sources are made up of three major transfers, Equalization ($3,284.3 million in 2024-25), the Canada Health Transfer (“CHT”) ($1,357.7 million in 2024-25) and the Canada Social Transfer (“CST”) ($440.8 million in 2024-25). Equalization, CHT and CST were estimated to be $3,464.8 million, $1,410.0 million, and $449.1 million respectively, for the fiscal year 2025-26 Budget Estimates.

Equalization. The Equalization Program is an unconditional Federal Government transfer that is paid out of Federal Government revenues. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act, 1982 (i.e. qualifying provinces have a right to receive Equalization payments). The Equalization program is traditionally renewed every five years. Canada has the legislative authority to make payments until March 31, 2029.

The national program funding pool grows in accordance with the change in the three-year moving average of Canada’s nominal Gross Domestic Product (GDP). Equalization entitlements are determined on a per capita basis by assessing a province’s ability to generate own-source revenues, or fiscal capacity, compared to the average fiscal capacity for all provinces (i.e. a 10-province average, or standard). Fiscal capacity is measured on the basis of a three-year weighted average with a two-year lag. Provinces assessed with a fiscal capacity deficit compared to the average of all provinces are provided a program entitlement which considers their population. The national program funding pool for 2025-26 is $26,170.0 million, an increase of 3.6 per cent from 2024-25. Of the national funding pool Nova Scotia is entitled to receive $3,464.8 million in 2025-26.

The Offshore Accord between the Federal Government and the Province of Nova Scotia was signed in February 2005 to protect Nova Scotia’s offshore natural resource revenues from claw backs under the Equalization program. Under the Agreement, offset payments were made based on the difference between Equalization entitlements with Nova Scotia’s offshore natural resource revenues included and the level of Equalization entitlements which would be determined with these revenues excluded from the program formula. The final year of the Offshore Accord payments was 2022-23. Over the term of the Offshore Accord, 2005-06 to 2022-23, the Province received $1,461.8 million.

Canada Health Transfer (CHT). The CHT is an unconditional Federal Government transfer to assist provinces and territories with health care funding. It is allocated on an equal per capita basis, and the national program funding has grown according to a three-year moving average of Canada’s nominal GDP, with a 3 per cent floor for fiscal years 2017-18 to 2024-25.

On January 10, 2024, the Canada—Nova Scotia Working Together to Improve Health Care for Canadians 10-year renewal was finalized. The renewal included a provision for an immediate $2 billion payment to provinces and territories, and Nova Scotia received $52.3 million based on the Province’s estimated 2.64 per cent share of the national population (recorded in 2023-24). In late 2024, under the Working Together to Improve Health Care for Canadians, Nova Scotia was confirmed a “qualifying province” which under the 10-year renewal, commits the Federal Government to a 5 per cent annual growth floor guarantee for payments from 2025-26 to 2027-28. The growth guarantee will end commencing in 2028-29.

The CHT national funding pool for 2025-26 is $54,684.7 million, an increase of $2,604.0 million, or 5 per cent from 2024-25. 2025-26 is the first year the growth floor guarantee was activated under the renewal as the three-year moving average of Canada’s nominal GDP was 3.6 per cent, less than the 5 percent growth floor. The CHT forecast for Nova Scotia for 2025-26 is estimated to be $1,410.0 million, an increase of $52.3 million, or 3.9 per cent from 2024–25. The 2025-26 CHT estimate reflects the Federal Government’s estimate of the Province’s share of national population, at 2.58 per cent. The Federal Government’s healthcare funding for targeted initiatives such as home care and mental health care is delivered outside the CHT.

Canada Social Transfer (CST). The CST is an unconditional Federal Government transfer to support provinces and territories in their delivery of post-secondary education, childcare, early childhood development and income assistance. It is allocated on an equal per capita basis, and the national program funding grows 3 per cent annually.

The CST national funding pool is $17,416.1 million in 2025-26, an increase of $507.3 million, or 3 per cent, from 2024-25. The CST forecast for Nova Scotia for 2025-26 is estimated to be $449.1 million, an increase of $8.3 million, or 1.9 per cent from 2024–25. The 2025-26 CST estimate reflects the Federal Government’s estimate of the Province’s share of national population, at 2.58 per cent.

Fiscal Stabilization Program (FSP). The FSP is legislated under the Federal-Provincial Fiscal Arrangements Act (1985) and its regulations (1999). The program provides grants and interest-free loans from the Federal Government to a province if their own-source revenues (plus equalization) is below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces that have entered into a tax collection agreement for certain losses incurred during the calendar year if a national personal income tax change affecting the province’s common tax base results in provincial income tax reductions.

Prior Years’ Adjustment (PYA). The Federal Government periodically refines and adjusts prior years’ estimates of CHT and CST based upon revised population estimates. HST and income tax payment forecasts for open taxation years are revised when actual data for the taxation years are received by the Province. PYAs from both Federal and Provincial sources were a positive $391.3 million in 2021-22, a positive $928.6 million in 2022-23, a positive $928.6 million in 2022-23, a positive $536.8 million in 2023-24 and a positive $576.6 million in 2024-25. PYAs are not budgeted and are recorded in the current year as actual or as more current information becomes available and impacts the accounting estimates of revenues recorded in prior years. Most of the PYAs during 2024-25 were primarily from provincial sources. $272.1 million was attributable to PIT, $163.9 million to CIT, $70.1 million to HST and $55.3 million to Petroleum Royalties. The higher PYAs for 2022-23 were predominantly driven by COVID 19 related uncertainty in the economic forecast at the time of the 2021-22 Public Accounts and a lack of visibility surrounding PIT, CIT and HST estimates.

Forecast Update September 22, 2025

The first budget 2025-26 update shows total revenue for the Province is forecasted to be $16,460.7 million for fiscal year 2025-26, $44.9 million less than the 2025-26 Budget estimate. The most significant decreases in revenue are due to Personal Income Tax, Harmonized Sales Tax, Tabacco Tax, and Interest Revenues.

Investment Income is predicted to be $67.8 million or 31.5% lower than Budget. Interest revenues are $68.1 million or 36.2% lower than Budget, primarily due to an accounting adjustment change related to LTC Facilities. Sinking fund earnings are forecast to be $0.3 million or 1.1% higher than Budget due to higher forecasted interest rates.

Tobacco Tax revenue is forecast to be down $9.9 million or 10.6 per cent from Budget due to declines in legal tobacco consumption. Legal cigarette consumption is down 10.0 per cent while fine cut tobacco consumption is 18.6 per cent lower than Budget.

Harmonized Sales Tax revenue is forecast to be down $53.3 million or 2.1 per cent from Budget, mainly attributable to lower projections for consumer spending and residential investment. Taxable consumer expenditures are projected to be down $200.6 million or 0.9 per cent in 2025 and $309.7 million or 1.3 per cent in 2026. The tax base for residential housing is projected to be down 5.6 per cent in both 2025 and 2026, despite increasing housing starts.

Personal Income Tax revenue is forecast to be down $40.3 million or 0.9 per cent from Budget due to lower projections for taxable income. Personal taxable income is projected to decrease by $694.9 million in 2025 and $532.9 million in 2026. The yield rate on taxable income is now projected to be higher by 0.5 per cent in 2025 and 1.0 per cent in 2026, relative to the Budget Estimates.

Program Expenditures / Expenses

The following table sets forth the expenses by department, interest on public debt, restructuring costs, and pension valuation adjustment of the General Revenue Fund for the fiscal years 2021, 2022, 2023, 2024 and 2025 and the Budget Estimate for the fiscal year ending March 31, 2026.

EXPENSES BY DEPARTMENT FOR GENERAL REVENUE FUND (1)

	Fiscal Year Ending March 31
		Restated / Reclassified	Restated / Reclassified	Restated / Reclassified		Budget
	2021	2022	2023	2024	2025	2026
	(in millions)
Department Expenses
Advanced Education(2)	$687.2	$806.5	$841.7	$743.3	$739.1	$732.2
Agriculture	45.9	38.9	83.8	57.5	57.7	47.9
Communities, Culture, Tourism and Heritage	142.9	245.2	250.9	209.1	242.3	168.1
Cyber Security and Digital Solutions	—	—	176.6	230.6	246.5	283.9
Economic Development	158.8	145.9	96.8	—	—	—
Education and Early Childhood Development(2)	1,536.0	1,629.4	1,750.3	1,884.3	1,998.1	2,226.0
Emergency Management	—	—	—	117.1	48.8	61.1
Energy	—	—	—	30.4	43.8	48.6
Environment & Climate Change	44.8	45.3	200.0	51.7	76.4	80.1
Finance and Treasury Board	23.5	25.5	98.1	33.7	228.3	48.4
Fisheries & Aquaculture	17.3	17.8	17.3	17.4	16.3	15.1
Growth and Development	—	—	—	621.3	416.4	400.2
Health & Wellness	3,886.5	4,128.6	4,483.7	5,178.6	5,778.5	5,976.8
Justice	390.6	423.5	438.0	450.7	485.0	489.2
Labor, Skills & Immigration	217.7	282.6	220.0	230.8	242.5	246.5
Municipal Affairs	—	—	—	341.8	314.5	337.9
Municipal Affairs & Housing(3)	363.7	444.9	490.9	—	—	—
Natural Resources	—	—	—	158.7	112.8	112.1
Natural Resources & Renewables	166.2	200.5	195.6	—	—	—
Opportunities and Social Development	—	—	—	1,389.7	1,613.9	1,676.8
Community Services(2)	1,020.6	1,089.7	1,267.5	—	—	—
Public Service	359.5	389.2	410.2	459.6	517.1	525.3
Public Works(2)	587.3	617.2	690.9	717.4	790.2	840.1
Seniors & Long-term Care(4)	986.4	1,110.5	1,370.0	1,391.2	1,411.2	1,462.5
Internal Services & Service Nova Scotia	302.9	320.2	—	—	—	—
Service Nova Scotia	—	—	336.6	220.5	220.6	164.8
Restructuring Costs(5)	81.5	83.0	286.2	184.8	661.8	551.5

Total Department Expenses	11,019.3	12,044.4	13,705.1	14,720.2	16,261.6	16,495.2

Refundable Tax Credits	123.8	103.3	98.2	125.2	155.9	148.0
Pension Valuation Adjustment	61.1	64.9	69.4	51.5	(16.2)	17.1
Debt Servicing Costs(6)(7)	667.1	634.1	671.1	782.5	876.3	908.5

Total Expenses	$11,871.3	$12,846.7	$14,543.9	$15,679.4	$17,277.7	$17,568.7

(1)

Expenses by department and debt servicing costs are presented for the General Revenue Fund. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance – Summary of Budget Transactions and Borrowing Requirements.”

(2)	Restated to reflect Accounting Changes during 2022-2023. See “Government Finance – Accounting Changes to the 2022 Accounts”

(3)	Restated to reflect Accounting Changes during 2023-2024. See “Government Finance – Accounting Changes to the 2023 Accounts”
(4)	Restated to reflect Accounting Changes during 2024-2025. See “Government Finance – Accounting Changes to the 2024 Accounts”
(5)

Includes retroactive wage payments due to subsequent wage negotiations, provides for the current and prior year’s costs expended on corporate initiatives – costs that are not incurred at the discretion of a department, and would not normally be part of a department’s operations and/or may not be directly attributable to any one department.

(6)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, interest revenue on repurchased own debt instruments is netted with the debt servicing costs on the related own debt instruments. 2022 amounts have been reclassified to reflect this change.

(7)

Debt Service Cost for years 2021-2024 in this table were previously stated using the consolidated figures rather than the figures associated with the General Revenue Fund in error causing small variations from the actual figure. Debt Service Cost and Total Expenses for these respective years have been updated in this table to reflect the proper figures.

Departmental expenses, consisting of program expenses, interest on public debt, restructuring costs and pension valuation adjustment of the General Revenue Fund were $17,277.7 million for fiscal year 2024-25 and were estimated in the February 18, 2025 Budget to be $17,568.7 million for fiscal year 2025-26.

Health, Education, and Opportunities and Social Development (formerly Community Services)

Health and Wellness (including Seniors and Long Term Care) and Education and Early Childhood Development (including Advanced Education, primarily assistance to universities) are the two largest areas of expense from the General Revenue Fund. These amounts totaled $7,189.7 million and $2,737.2 million, respectively, for the fiscal year ended March 31, 2025, and were estimated in the February 18, 2025, Budget to be $7,439.3 million and $2,958.2 million, respectively, for the fiscal year 2025-26.

In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age and provides pharmaceutical services for residents 65 years of age and over and Nova Scotians with no other health coverage. In the field of education, the Province makes grants to regional centers for education (formerly known as school boards) and community colleges and assists universities through operating grants.

The Department of Opportunities and Social Development (formerly Community Services) helps people live more independent and healthier lives by providing various social services, including employment support and skills training, income assistance, supportive housing and youth and family supports. The department is also responsible for child protection services, foster care, and disability support programs. Opportunities and Social Development expenses from the General Revenue Fund totaled $1,613.9 million for the fiscal year ending March 31, 2025, and are estimated to be $1,676.8 million for the fiscal year 2025-26.

Growth and Development (Formerly Economic Development and the Housing component of Municipal Affairs & Housing)

The Department of Growth and Development (formerly Economic Development and the Housing component of the department of Municipal Affairs & Housing) drives economic growth and productivity by creating conditions for communities, businesses and households to thrive. The Department works with key partners to foster a dynamic environment that supports housing, innovation and sector development, providing the necessary solutions to grow our population and economy. Expenses from the General Revenue Fund under the Department of Growth and Development totaled $416.4 million in the fiscal year ending March 31, 2025, and were estimated in the Budget Estimates to decrease to $400.2 million in fiscal year 2025-26.

Environment and Climate Change

The Department of Environment & Climate Change expenses in the fiscal year ending March 31, 2025, were $76.4 million and are estimated to be $80.1 million in the fiscal year 2025-26.

Resource and Industrial Development

The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry (the Departments of Agriculture, Fisheries & Aquaculture, Natural Resources, Energy (formerly Natural Resources & Renewables)). Expenses from the General Revenue Fund in these areas totaled $230.5 million for the fiscal year ending March 31, 2025 and are estimated to be $223.8 million in fiscal year 2025-26.

Service Nova Scotia, Emergency Management, and Cyber Security and Digital Solutions

The Department of Service Nova Scotia delivers and administers services for citizens, businesses, and the public good; together with, providing common services and supports to government departments and other public organizations. Public and common services are delivered through a diverse range of programs across multiple channels. The Department of Emergency Management is responsible for leading disaster and emergency planning, preparedness, response and recovery activities on behalf of the Province of Nova Scotia. The objective of the Department is to ensure that Nova Scotians are safe, prepared and resilient in the face of disasters and emergencies. The Department leads the coordination and cooperation of partners and resources during provincial level critical incidents, administers the province’s 911 service, maintains critical communications infrastructure, recruits, trains and deploys the Nova Scotia Guard and supports operations of our regional emergency management centres. The Department also works to ensure critical government services continue to function. The Department of Cyber Security and Digital Solutions leads the digital transformation of government services and delivery of information, communication, cyber security and technology services for government and is a partner in health care delivery. Expenses from the General Revenue Fund in these areas totaled $516.0 million in the fiscal year ending March 31, 2025 and are estimated to be $509.8 million in fiscal year 2025-26.

Public Service

The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. Expenses from the General Revenue Fund under Public Service totaled $517.1 million in the fiscal year ending March 31, 2025 and are estimated to increase to $525.3 million in fiscal year 2025-26.

Justice

The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the General Revenue Fund for Justice were $485.0 million in the fiscal year ending March 31, 2025 and are estimated to be $489.2 million in fiscal year 2025-26.

Public Works

The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people, with the associated dispersal of knowledge. The Department of Public Works expenses from the General Revenue Fund were $790.2 million in the fiscal year ending March 31, 2025 and are estimated to be $840.1 million in fiscal year 2025-26.

Municipal Affairs (formerly part of Municipal Affairs and Housing)

The Department of Municipal Affairs promotes responsible local government and supports safe and secure communities. This is achieved through programs, services, and collaboration with all levels of government and communities across Nova Scotia to build resilient, safe, and inclusive communities with a high quality of life. The Department of Municipal Affairs expenses in the fiscal year ending March 31, 2025 were $314.5 million and are estimated to be $337.9 million in the fiscal year 2025-26.

Forecast Update September 22, 2025

In the Forecast Update to the Budget, released on September 22, 2025, departmental expenses were revised upward by $494.1 million to $16,989.3 million. The most significant increases in expenses were from the departments of Health and Wellness, “Community, Culture, Tourism and Heritage” and Seniors and Long-term Care, partly offset by Municipal Affairs, Public Works and Restructuring Costs.

The Department of Health and Wellness is forecast to be $410.9 million or 6.9 per cent higher than Budget, with $176.6 million of the forecast resulting from operational pressures for the Nova Scotia Health (NSH)/IWK. Operational pressures consist of increased internal staffing costs including overtime and benefit rates, external labour such as agency nurses, stipends, and other fees, increased medical/surgical supplies costs, and higher utilization of services and inflation on contracts and supplies. $75.3 million of the forecast increase is the result of changes to how Physician services are paid in Nova Scotia where increased cost result from physicians moving from a traditional fee-

for-service funding model to a new payment model emphasizing incentives that increase access to care for those without a doctor (such as those with a chronic illness for example.) Costs also have increased for physician hospitalist services due to higher utilization and the addition of Academic Specialists which has increased the cost of academic funding plans. $61.9 million of the forecast increase relates to the Health Transformation initiatives which has increased costs due to additional staff being added to initiatives and due to inflation on multiple contract and lease costs. $41.1 million of the forecast increase is associated with the Emergency Health Services contract payments on hiring additional Primary Care Paramedics/new graduates, Emergency Medical Responders, and Medical Communications staff. Other related factors are increases in wages and other employee benefits, increases in other operational costs due to employee growth and inflation, and an increase in air medical transport costs based on increased utilization. $33.4 million of the forecast increase is attributed to Health Support wage settlement. $17.7 million of the forecast increase is for Canadian Blood Services, the result of increased utilization of plasma protein products, as well as an increase in the forecast of $3.4 million was related to GreenShield and Medavie administrative costs. $1.2 million of fully recoverable expenditures is related to the Mass Casualty Commission.

The Department of Communities, Culture, Tourism and Heritage is forecast to be $39.8 million or 23.6 per cent higher than Budget primarily due to $37.0 million to support the NS Film and Television Production Incentive Fund, $1.4 million for major event funding, and $1.0 million for the Regional Air Access Program.

The Department of Seniors and Long-term Care is forecast to be $59.2 million or 4.1 per cent higher than Budget primarily due to $70.4 million for increased participation in the Home Support Direct Funding program, $30.5 million for an accounting adjustment change resulting in amortization expense for LTC facilities, $17.7 million for attendant care, and $6.0 million in information technology initiatives for home care. This increase is partially offset by decreases of $48.2 million related to accounting adjustments for loan repayments by LTC service providers, $15.1 million due to project delays for new facilities and $15.0 million for increased resident collections.

The Department of Municipal Affairs is forecast to be $40.5 million or 12.0 per cent lower than Budget primarily due to $43.9 million related to timing of cash flows under the Investing in Canada Infrastructure Program (“ICIP”), partially recoverable. This decrease is partially offset by increases of $2.3 million for the Canada Housing Infrastructure Fund, partially recoverable and $1.0 million for the National Disaster Mitigation Program, fully recoverable.

The Department of Public Works is forecast to be $14.8 million or 1.8 per cent lower than Budget primarily due to a $14.6 million decrease in Halifax Harbour Bridges capital spending, and $14.0 million for the Build NS Cellular Nova Scotia program. These decreases are partially offset by $8.7 million for storm damage, partially recoverable, and $4.9 million for additional operating funding for Link NS and Build NS.

Restructuring Costs are forecast to be $ 12.7 million lower than Budget.

Loans and Investments

Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.

The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above.

LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2025
	(in millions)
	Gross	Provisions	Net
Loans Receivable
Advanced Education – Student Loans Direct Lending	$220.6	$98.8	$121.8
Agriculture and Rural Credit Act	314.0	9.2	304.8
Finance and Treasury Board – Loans to Municipalities	903.8	—	903.8
Fisheries Development Act	351.6	2.7	348.9
Growth and Development -Housing Loans	116.7	4.3	112.5
Halifax Dartmouth Bridge Commission	—	—	—
Invest Nova Scotia	118.6	5.7	112.8
Municipal Affairs and Housing – Housing Loans	—	—	—
Nova Scotia Jobs Fund	324.3	118.0	206.3
Other	1.6	0.4	1.2

	$2,351.2	$239.1	$2,112.2

Investments
Art Gallery of Nova Scotia	$7.4	$—	$7.4
Finance and Treasury Board – Public Debt Management Fund	1,019.4	—	1,019.4
Finance and Treasury Board – Other	4.8	—	4.8
Invest Nova Scotia	98.7	29.6	69.0
Nova Scotia Community College	52.1	—	52.1
Nova Scotia Health Authority	71.8	—	71.8
Nova Scotia Power Finance Corporation	273.7	—	273.7
Nova Scotia School Insurance Program	6.6	—	6.6
Perennia Food and Agriculture Corporation	14.4	—	14.4
Public Archives of Nova Scotia	3.4	—	3.4
Resource Recovery Fund Board Inc.	23.1	—	23.1
	1,575.2	$29.6	$1,545.6

Total Loan and Investments	$3,926.5	$268.7	$3,657.8

PROVINCIAL DEBT

Funded Debt

The following table sets forth the funded debt of the Province for the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2021 through to March 31, 2025, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.

FUNDED DEBT FOR THE GENERAL REVENUE FUND(1)

		Reclassified	Reclassified
	2021	2022	2023	2024	2025
	(millions $)
General Revenue Fund Funded Debt:
Payable in Canadian Dollars
Canadian Pension Plan Fund (2)	$900.1	$803.8	$803.8	$713.2	$627.4
Other(3)	15,612.1	15,311.2	14,940.6	16,200.8	17,961.3
	16,512.2	16,115.0	15,744.4	16,914.0	18,588.7

Capital Leases & P3 Arrangements(4)	257.6	454.4	581.6	357.1	403.9
Other Long-term Indebtedness	21.7	10.0	13.7	71.6	59.2

Total General Revenue Fund Funded Debt	$16,791.5	$16,579.4	$16,339.7	$17,342.7	$19,051.8

Less: Sinking Fund, Public Debt Management
Fund and Repurchased Own Bonds (5)(6)	2,099.8	184.9	105.2	0.0	20.9

Net Funded Debt (7)(8)	$14,691.7	$16,394.5	$16,234.5	$17,342.7	$19,030.9

Per Capita ($)(9)	$14,852	$16,396	$15,853	$16,470	$17,576
As a Percentage of:
Household Income(9)	31.0%	33.0%	30.9%	29.7%	30.1%
Gross Domestic Product at Market Prices(9)	31.8%	31.9%	28.9%	28.7%	29.1%

(1)	As of December 10, 2025, there were debt retirements of $835.0 million, and a debt issuance of $2.6 billion in 2025-26.
(2)

Debentures held by the Canada Pension Plan Fund are payable 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(3)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, unamortized premiums and discounts are included in the carrying value of the related financial instruments. 2022 amounts have been reclassified to reflect this change.

(4)

Upon adoption of PS 3160, Public Private Partnerships, on April 1, 2023, $16.3 million has been reclassified from unmatured debt to accounts payable and accrued liabilities at March 31, 2023. This change has not impacted the consolidated financial operating results.

(5)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, only netting of repurchased own debt instruments is permitted, requiring reclassification of sinking fund assets to investments. 2022 amounts have been reclassified to reflect this change.

(6)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at the spot rate at the financial statement date.
(7)

At March 31, 2025, the Public Debt Management Fund held $1,019.4 million that is available to repay or retire debentures of the Province at the discretion of the Minister of Finance and Treasury Board, but is no longer included as part of Net Funded Debt as of 2023 and reclassified for 2022 and 2023 as Investments held.

(8)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.
(9)	Population at July 1 for the previous calendar year. Household Income and Gross Domestic Product at Market Prices for the previous calendar year.

In addition to the debt of the General Revenue Fund, there is funded debt with other entities that comprise part of the Consolidated Entity. The major entity not included in the General Revenue Fund is Nova Scotia Power Finance Inc. As at March 31, 2025, total funded debt of the Consolidated Entity was $19.3 billion.

Derivative Financial Instruments

The Province is party to financial instruments, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used by the Province to convert the liability for foreign currency borrowing and associated costs into Canadian dollars. The Province uses interest rate swap contracts to convert certain interest payments from fixed interest rates to floating interest rates.

The Department of Finance and Treasury Board credit policy states that it executes derivative transactions only with counterparties that have a minimum credit rating of “A-” with a stable outlook as determined by major credit rating agencies.

As at March 31, 2025, the Province had outstanding 30 interest rate swap contracts to convert certain interest payments from a fixed to floating basis. These swaps have terms remaining of 0.25 to 19.15 years, a notional principal value of $953.3 million and a mark-to-market value of negative $5.9 million. (Mark-to-Market is an indication of the swap’s market value at a certain date. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2025.)

Debt Maturities and Sinking Funds

The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2025, from the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above. At March 31, 2025, the Province had no debt denominated in currencies other than Canadian dollars.

SCHEDULE OF DEBT MATURITIES, CAPITAL LEASE PRINCIPAL PAYMENTS

AND RELATED SINKING FUND BALANCES FOR THE GENERAL REVENUE FUND

Period Ending	Total Debt in
March 31	Canadian Dollars	Sinking Fund & PDMF
	(in millions)
Public Debt Management Fund		$1,019.4

2026	842.8	—
2027	5.2	—
2028	1,204.0	—
2029	1,104.2	—
2030	1,104.2	—

2026-2030	4,260.4	—

2031-2035	4,124.4	—
2036-2040	1,980.5	—
2041-2045	2,206.7	—
2046-2050	325.0	—
2051-2055	3,500.0	—
2056-2076	2,188.8	—

Total:	$18,585.8	$1,019.4

As of July 30, 2022, the Province no longer has mandatory sinking fund bond covenants. Total earnings of the Public Debt Management Fund was $25.9 million, and there were no redemptions.

At March 31, 2025, the Province held $1,019.4 million in the Public Debt Management Fund, a discretionary fund reserved for debt retirement by legislation. These assets are recorded on a gross basis. The Province held $20.9 million of its own debentures.

At March 31, 2025, the Province estimates debt refinancing requirements (net principal repayments, capital lease payments and Public Private Partnership “P3” payments) for the Consolidated Entity to be $839.8 million for the fiscal year 2025-26, $22.4 million for the fiscal year 2026-27, $1,218.4 million for the fiscal year 2027-28, $1,071.8 million for the fiscal year 2028-29, and $1,124.2 million for the fiscal year 2029-30.

Current Liabilities

The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) for the fiscal years 2021, 2022, 2023, 2024 and 2025 adopting the accounting policies as described in “Government Finance – Specific Accounting Policies” above.

SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2021	2022	2023	2024	2025
	(Millions $)
Bank Advances and Short-term Borrowings	$1,200.6	$1,231.9	$1,184.0	$1,114.4	$1,061.7
Accounts Payable & Accrued Liabilities	1,996.6	2,078.5	2,787.2	2,777.3	2,920.3
Accrued Interest	199.5	175.3	162.0	187.3	223.4

	$3,396.7	$3,485.7	$4,133.2	$4,079.1	$4,205.4

Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and loans receivable) for the Consolidated Entity at March 31, 2025 totaled $5,436.4 million.

There is a significant accrued liability, not considered short-term and therefore not included in the above table, by the Province for the environmental liability at Boat Harbour in Pictou County. As at March 31, 2025, a liability of $405.7 million (2024 – $384.4 million) has been recognized for the remediation of effluent on site. At this stage in the process, the Province continues to test and refine its current remediation strategy, and as a result there is still significant measurement uncertainty related to this estimate. The federal government has committed to reimbursing the Province for up to $100.0 million in eligible remediation costs incurred on this project. This federal commitment has not been reflected as part of the Boat Harbour remediation liability but has been disclosed as a contractual right in Note 12 e of the Public Account filed as Exhibit (1) to the Province’s Form 18-K/A, Amendment No.1, for the fiscal year ended March 31, 2024) and is expected to result in revenue in future periods as the remediation is completed.

There is also another significant accrued liability, also not considered short-term and therefore not included in the above table, by the Province for Asset Retirement Obligation related to asbestos abatement and lead. As at March 31, 2025, a liability of $473.5 million for asbestos abatement and $119.4 million for lead (2024 – $465.6 million and $118.7 million respectively) has been recognized for provincially owned buildings that are known to contain asbestos and lead-based material. The Province is legally required to perform abatement activities and dispose of these health hazards upon handling of those materials during demolition of the buildings and during renovations. At this stage in the process, the Province continues to test and refine its current remediation strategy, and as a result there is still significant measurement uncertainty related to this estimate.

Guaranteed Debt

The Province provides the guarantee of repayment on certain payment obligations to third parties. The majority of guarantees are related to social housing and economic development initiatives. The following table sets forth the guaranteed debt of the Consolidated Entity for the fiscal years 2021, 2022, 2023, 2024 and 2025. All guaranteed debt is denominated in Canadian dollars except for a US $5 million guarantee, authorized but not utilized at March 31, 2025, by the Department of Public Works.

GUARANTEED DEBT FOR CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2021	2022	2023	2024	2025
	(Millions $)
Total Guaranteed Debt	$73.7	$64.3	$60.6	$54.0	$47.8

Deduct:
Provision for Guarantee Payout	(14.4)	(9.1)	(8.8)	(7.0)	(6.7)

Net Guarantees not Reflected in Statements	$59.3	$55.2	$51.7	$47.0	$41.1

The table for guaranteed debt for the Consolidated Entity does not include the $273.7 million of gross debt, as at March 31, 2025, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased by assets held in trust by the Nova Scotia Power Finance Corporation.

Pension Funds

The Province evaluates its pension funds using two methods. The first method, as prescribed by the CPA of Canada, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 5 to Public Accounts for the fiscal year 2024-25, Volume 1, as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2024. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.

Public Service Superannuation Fund

The Public Service Superannuation Plan (“PSSP”) is governed by its own pension legislation, the Public Service Superannuation Act, which was extensively updated in April 2012. The PSSP transitioned to a joint governance structure on April 1, 2013. Prior to that date the Minister of Finance and Treasury Board was sole trustee. The trustee of the Public Service Superannuation Plan is the Public Service Superannuation Plan Trustee Inc (“PSSPTI”). At the direction of, and under the oversight of the trustee, the Nova Scotia Pension Services Corporation administers the PSSP.

Due to the 2012 legislative changes, the Province no longer has legal liability for the PSSP as of April 1, 2013, and therefore no longer carries an asset or liability associated with the PSSP on its financial statements. The Province’s pension expenses for the PSSP are now limited to contributions paid to the PSSP as an employer, which are equal to the employee contributions. The contribution rate is set by PSSPTI pursuant to the funding policy and is set for a five-year cycle. The 2020 Funded-Health Review was based on the Plan’s funded status as at December 31, 2019, which was 98.5%. As a result of the Plan’s funded status being below 100%, indexing is mandated to be zero for the next 5-year cycle (starting January 1, 2021 and ending December 31, 2025). Under the legislative funding policy, when the funded status is below 100% on a stipulated valuation date there can be no indexing paid during the following 5-year cycle. As the Plan’s funded status was above 96% but below 100%, it was required that PSSPTI consider whether to adjust contribution rates. Upon its analysis and with advice provided by the Plan’s actuary, PSSPTI determined that no change in contribution rates is warranted at this time. The employer contributions to the PSSP in 2024-25 were $141.2 million.

Teachers’ Pension Fund

Until April 1, 2006, the Minister of Finance & Treasury Board was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance & Treasury Board as trustee.

On June 12, 2014, the Government of Nova Scotia and the Nova Scotia Teachers Union agreed to changes to the Teachers’ Pension Plan. The contribution rate increased by three percentage points and the disability pension provisions moved from the pension plan to the teachers’ long-term disability insurance plan. The contribution rate increase was spread over three years, with the first one percentage point increase beginning August 1, 2014.

Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from the Fund. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, hedge funds and real estate.

The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was KPMG. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2024.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE TEACHERS’ PENSION FUND

	Fiscal Year Ended December 31
	2020	2021	2022	2023	2024
	(in millions)
Opening Balance	$5,357.7	$5,518.7	$5,855.5	$5,480	$5,759.4

Add:
Employee Contributions	104.5	115.6	117.0	120.7	138.9
Employer Contributions	125.0	124.8	178.5	207.0	182.9
Income Earned and change in Market
Value of Investments	360.6	533.4	(228.5)	409.2	564.9
Transfers from other pension plans	3.1	3.0	4.0	4.4	2.8

	593.2	776.8	71.0	741.3	889.4

	5,950.9	6,295.5	5,926.5	6,221.3	6,648.9

Deduct:
Pensions Paid	407.9	413.7	422.2	435.0	446.0
Refunds & Transfers Out	5.0	6.7	6.3	7.3	9.2
Operating Expenses	19.2	19.5	18.4	19.3	21.5

	432.1	439.9	446.9	461.6	476.6

Closing Balance	$5,518.7	$5,855.6	$5,479.6	5,759.7	6,172.3

The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Eckler Limited as at December 31, 2024. The inflation assumption has remained the same at 2.00% per annum during the previous year to 2.00% per annum as at December 31 2024. The assumption for promotional salary increases continues to range from 0.00% to 7.5%, an increase that varies by age. The net of expenses discount rate (total rate of return on assets) as at December 31, 2024 was 5.80%, the same as the previous year. The assumed retirement age remained unchanged from a 50% probability of active members who achieve eligibility for an unreduced pension under the rule of 85 prior to age 62 retiring when they first become eligible and the remainder of active members and all inactive members retiring at the earliest of; (i) age 65 with 2 years of services, (ii) 35 years of service, and (iii) age 62 with 10 years of service. The mortality table also remained unchanged from the 2014 Public Sector Mortality Table projected generationally with CPM Improvement Scale B. The actuarial valuation indicated that at December 31, 2024, the Teachers’ Fund had actuarial liabilities with a present value of $7,613.9 million, and net assets of $6,172.3 million, resulting in an unfunded liability of $1,441.7 million and a funded ratio of 81.1%.

The benefit of any actuarial surpluses or the responsibility for any actuarial deficits are shared equally by the Province and the beneficiaries of the Fund.

Sydney Steel Corporation Superannuation Fund

The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective February 28, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. Three pension plans are covered by the Fund.

•

United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•

Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•

Canadian Union of Public Employees’ Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.

Doane Grant Thornton audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.

There are no active pension plan members in the Sydney Steel Corporation Superannuation plan. As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees’ Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. All benefit payments and administration expenses are funded by the Minister of Finance and Treasury Board through special payments to the Fund from the Province’s General Revenue Fund. The Province has provided the following payments in recent years: $11.2 million in 2020-21, $10.7 million in 2021-22, $10.1 million in 2022-23, $9.6 million in 2023-24, and $9.2 million in 2024-25.

The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Eckler Ltd as at September 30, 2023 and extrapolated to March 31, 2024. The major economic and demographic assumptions used in an extrapolation to March 31, 2025 included a discount rate of 3.67%, an increase over the prior year’s discount rate of 3.18%, an inflation rate of 2.0% and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations performed on September 30, 2023 and extrapolated to March 31, 2025 indicate the plans had a combined unfunded pension liability of $88.2 million, allocated as follows: United Steelworkers of America Pension Plan had $61.6 million, Salaried Pension Plan had $25.6 million, and Canadian Union of Public Employees’ Pension Plan had $0.9 million.

PUBLIC SECTOR FUNDED DEBT

Public Sector Funded Debt

The debt burden for which the Province is responsible consists of the funded debt and guaranteed debt of the Consolidated Entity. Debt of the Consolidated Entity includes debt borrowed by the Province, the proceeds of which are lent to municipalities through the Municipal Fund, a division within the Department of Finance and Treasury Board. The Halifax-Dartmouth Bridge Commission lost its Government Business Entity status on March 31, 2025, and became a Governmental Unit. Since the change occurred as a result of an observable event, revenues and expenses that occurred prior to this change have been consolidated as a Government Business Enterprise, using the modified equity method. As part of the entity change, all long-term loan and line of credit agreements between HDBC and the Province were extinguished on March 31, 2025. This debt does not include the debt of municipalities that is either borrowed from the Federal Government or third-party sources. Borrowings by municipalities from the Federal Government or third-party sources are not material. By law, municipalities may only incur debt with financial institutions on a short-term basis until long-term financing is arranged with the Municipal Fund. Also, Debt of the Consolidated Entity does not include debt of Government Business Enterprises totaling $76.4 million, which is deemed to be self-supporting. For further information regarding the Government Business Enterprises, see Schedule 6 to the Public Accounts for the fiscal year 2024-25, Volume 1, filed on October 7, 2025, as Exhibit (1) to the Province’s Form 18-K/A, Amendment No. 1, for the fiscal year ended March 31, 2024.

The following table sets forth the Consolidated Entity outstanding and guaranteed funded debt for the five fiscal years ended March 31, 2025.

CONSOLIDATED ENTITY FUNDED DEBT (1)

		Reclassified	Reclassified
	2021	2022	2023	2024	2025
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt (2)(3)(4)(5)	$16,791.5	$16,579.4	$16,339.7	$17,342.6	$19,051.8
Miscellaneous Debt(5)	10.3	8.3	4.2	3.4	5.0
Debt of the Consolidated Entity	16,801.8	16,587.7	16,343.9	17,346.0	19,056.9

Guarantees of the Consolidated Entity:
Industrial Development and Other	63.0	56.5	54.6	49.8	45.0
Federal Loans	0.4	—	—	—	—
Mortgages(6)	10.3	7.8	6.0	4.2	2.8

Total Guaranteed Debt	73.7	64.3	60.6	54.0	47.8

Total Consolidated Entity Funded Debt & Guaranteed Debt	16,875.5	16,652.0	16,404.5	17,400.0	19,104.7

Deduct Sinking Funds, Debt Management Fund and Repurchased Own Bonds (7).	2,099.8	184.9	105.2	0.0	20.9

Net Funded Debt & Guaranteed Debt of the Consolidated Entity	$14,775.7	$16,467.1	$16,299.3	$17,400.0	$19,083.8

Per Capita ($) (7)	$14,937	$16,469	$15,917	$16,524	$17,625
As a Percentage of:
Household Income (7)	31.2%	33.1%	31.1%	29.8%	30.1%
Gross Domestic Product at Market Prices (7)	32.0%	32.0%	29.0%	28.8%	29.2%

(1)

Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in currency-swap contracts. This measure of debt does not include the debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the General Revenue Fund”, for more detailed information on this figure.

(3)

Upon adoption of PS 3160, Public Private Partnerships, on April 1, 2023, $16.3 million has been reclassified from unmatured debt to accounts payable and accrued liabilities at March 31, 2023. 2023 amounts have been reclassified to reflect this change. This change has not impacted the consolidated financial operating results.

(4)

Upon adoption of PS 3450, Financial Instruments, on April 1, 2022, unamortized premiums and discounts are included in the carrying value of the related financial instruments. 2022 amounts have been reclassified to reflect this change.

(5)

Miscellaneous debt does not include debt of Housing Nova Scotia prior to April 1st, 2023, a Provincial crown corporation, which debt is secured by mortgages held by the Corporation, or NS Power Finance Corporation ($273.7 million at March 31, 2025), as this debt is fully defeased. The General Revenue Fund now includes the unmatured debt of Housing Nova Scotia at March 31, 2024 due to the restructuring of that entity effective April 1, 2023.

(6)	The Province guarantees certain debt of industrial development agencies, and mortgages of Canada Mortgage and Housing Corporation
(7)	Population as of July 1 of the preceding calendar year, Household Income and Gross Domestic Product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance – Loans and Investments”, and “Provincial Debt – Guaranteed Debt”. The Province prepares Consolidated Financial Statements whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit).

Sydney Steel Corporation and Sydney Tar Ponds Agency

Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental cleanup, and conduct development activities for future land use. Sysco will continue to exist to address residual issues arising from historic operations.

The Sydney Tar Ponds was a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. The Province recorded liabilities totaling $318.5 million in 2000, and in 2006-07 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2025, $49.8 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for long-term maintenance and monitoring of the Sydney Tar Ponds site expected to continue until 2039. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.

Nova Scotia Power Finance Corporation

On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor Nova Scotia Power Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI agreed to indemnify Nova Scotia Power Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provided for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, coupons or residuals.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for calendar years 2020 through 2024.

Daily Rates	2020	2021	2022	2023	2024
High	1.4496	1.2942	1.3856	1.3875	1.4416
Low	1.2718	1.2040	1.2451	1.3128	1.3316
Close	1.2732	1.2678	1.3544	1.3226	1.4389
Average	1.3415	1.2535	1.3013	1.3497	1.3698
Source: Bank of Canada

On March 31, 2025, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, was $1.4376.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

		U.S.
Noon Rate	at March 31	Dollar
	2020	1.4187
	2021	1.2575
	2022	1.2496
	2023	1.3533
	2024	1.3550
	2025	1.4376

OFFICIAL STATEMENTS

The Minister of Finance and Treasury Board or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2025

Canada Pension Plan Fund (A)
Series	Date Of Issue	Maturity Date	Amount Outstanding (in thousands)	Currency	Coupon Rate	Canadian Dollars
C42	03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000
C43	02-Mar-07	02-Mar-37	109,641,000	CAD	4.570	109,641,000
C44	03-Mar-08	03-Mar-38	81,516,000	CAD	4.850	81,516,000
C45	01-Dec-08	01-Dec-38	78,450,000	CAD	5.370	78,450,000
C46	01-Mar-10	01-Mar-40	85,218,000	CAD	4.820	85,218,000
C47	01-Aug-10	01-Aug-40	46,648,000	CAD	4.720	46,648,000
C48	04-July-11	04-July-41	78,408,000	CAD	4.290	78,408,000
C49	03-July-12	03-July-42	55,808,000	CAD	3.440	55,808,000

			$627,441,000			$627,441,000

TABLE 1 – STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2025

Series	Date of Original Issue	Maturity Date	Amount Outstanding	Currency	Coupon Rate	Canadian Dollars
P112	20-Jan-12	02-Jun-62	1,488,800,000	CAD	3.500	1,488,800,000
P126	21-Apr-20	21-Apr-25	535,000,000	CAD	1.350	535,000,000
P127	09-Feb-24	09-May-29	500,000,000	CAD	CORRA FRN	500,000,000
P128	24-Apr-24	01-Jun-74	300,000,000	CAD	4.75	300,000,000
P129	09-Oct-24	01-Jun-32	500,000,000	CAD	CORRA FRN	500,000,000

			$3,323,800,000			$3,323,800,000

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2025

Series	Date of Original Issue	Maturity Date	Amount Outstanding	Currency	Coupon Rate	Canadian Dollars
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B5	12-Sep-03	01-Jun-33	600,000,000	CAD	5.800	600,000,000
B7	03-Jun-05	01-Jun-35	350,000,000	CAD	4.900	350,000,000
B8	25-Jan-06	01-Jun-37	750,000,000	CAD	4.500	750,000,000
D3	14-Dec-09	01-Jun-41	950,000,000	CAD	4.700	950,000,000
D6	01-Jun-11	01-Jun-42	1,050,000,000	CAD	4.400	1,050,000,000
D7	27-Oct-14	01-Jun-45	325,000,000	CAD	3.450	325,000,000
D8	06-Feb-15	01-Jun-25	300,000,000	CAD	2.150	300,000,000
D9	06-Oct-16	01-Jun-27	650,000,000	CAD	2.100	650,000,000
E1	22-Jan-19	01-Dec-51	2,000,000,000	CAD	3.150	2,000,000,000
E2	06-Feb-20	01-Sep-30	1,200,000,000	CAD	2.000	1,200,000,000
E3 (B)	01-Feb-21	01-Jun-28	1,100,000,000	CAD	1.100	1,100,000,000
E4	01-Dec-21	01-Dec-31	900,000,000	CAD	2.400	900,000,000
E5	09-Mar-23	01-Jun-29	600,000,000	CAD	4.050	600,000,000
E6	01-Jun-23	01-Jun-33	600,000,000	CAD	4.050	600,000,000
E7	18-Oct-23	01-Dec-54	1,500,000,000	CAD	4.750	1,500,000,000
E8	06-Dec-24	01-Jun-35	400,000,000	CAD	3.850	400,000,000
E9	20-Jan-25	01-Dec-55	400,000,000	CAD	4.600	400,000,000

Total Payable in Canadian dollars			$14,525,000,000			$14,525,000,000

LONG TERM TOTAL						$18,476,241,000

(A)

Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective date of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.

(B)

The Province has executed swap contracts to convert certain interest payments from a fixed to floating. For the fiscal year ended March 31, 2025, the Province had $200 million of notional outstanding fixed to floating liability swaps.